Sun Life

Q3

2021

# SHAREHOLDERS' REPORT

SUN LIFE FINANCIAL INC.

For the period ended
September 30, 2021

**sunlife.com**

CANADIAN RESIDENTS PARTICIPATING IN THE SHARE ACCOUNT

Shareholders holding shares in the Canadian Share Account can sell their shares for $15 plus 3 cents per share. Complete Form A on the front of your Share Ownership Statement, tear it off and return it by mail to TSX Trust Company.
For more information call TSX Trust Company at 1 877 224-1760.

Sun Life Reports Third Quarter 2021 Results

Sun Life Financial Inc. ("SLF Inc."), its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sun Life", "we", "our", and "us". We manage our operations and report our financial results in five business segments: Canada, United States ("U.S."), Asset Management, Asia, and Corporate. The information in this document is based on the unaudited interim financial results of SLF Inc. for the period ended September 30, 2021 and should be read in conjunction with the interim management's discussion and analysis ("MD&A") and our unaudited interim consolidated financial statements and accompanying notes ("Interim Consolidated Financial Statements") for the period ended September 30, 2021, prepared in accordance with International Financial Reporting Standards ("IFRS"). We report certain financial information using non-IFRS financial measures. For more details, refer to the Non-IFRS Financial Measures section in this document. Additional information relating to SLF Inc. is available on www.sunlife.com under Investors – Financial results and reports, on the SEDAR website at www.sedar.com, and on the U.S. Securities and Exchange Commission's website at www.sec.gov. Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS. Unless otherwise noted, all amounts are in Canadian dollars.

TORONTO, ON - (November 3, 2021) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced its results for the third quarter ended September 30, 2021. Third quarter reported net income was $1,019 million and underlying net income(1) was $902 million.

"Sun Life delivered strong third quarter results," said Kevin Strain, President and CEO for Sun Life. "We continue to see positive momentum, enabled by digital tools and solutions, at a time when several of our markets are impacted by COVID-19. Our third quarter results highlight the value of our diversified business mix, supported by strong wealth and asset management results. With a track-record of delivering on our objectives, combined with the ongoing shift to fee-based capital-light businesses, we are pleased to announce an increase in our medium-term financial objective for underlying ROE to 16% plus."

Sun Life is also continuing to build on its long-term environmental and social commitments when it comes to integrating sustainability within its business strategy and aligning it to Sun Life’s Purpose to help Clients achieve lifetime financial security and live healthier lives.

"The role of our business is to serve our Clients, our communities and society. We’re doing our part by advancing our commitment to a cleaner, more inclusive and sustainable future with our announced goal to achieve net-zero by 2050 as an asset owner and manager and the appointment of our first Chief Sustainability Officer, Alanna Boyd," added Strain.

	Quarterly results		Year-to-date
Profitability	Q3'21	Q3'20	2021	2020
Reported net income ($ millions)	1,019	750	2,856	1,660
Underlying net income ($ millions)(1)	902	842	2,635	2,351
Reported EPS ($)(2)	1.74	1.28	4.85	2.83
Underlying EPS ($)(1)(2)	1.54	1.44	4.50	4.02
Reported return on equity ("ROE")(1)	17.6%	13.5%	16.7%	10.1%
Underlying ROE(1)	15.6%	15.1%	15.4%	14.3%

Growth	Q3'21	Q3'20	2021	2020
Insurance sales ($ millions)(1)	628	681	2,068	2,076
Wealth sales ($ millions)(1)(3)	50,725	52,684	171,700	169,226
Value of new business ("VNB") ($ millions)(1)(4)	290	261	852	720
Assets under management ("AUM") ($ billions)(1)(3)	1,386	1,196	1,386	1,196

Financial Strength	Q3'21	Q3'20
LICAT ratios (at period end)(5)
Sun Life Financial Inc.	143%	144%
Sun Life Assurance(6)	124%	127%
Financial leverage ratio (at period end)(1)	22.2%	21.5%

(1)Represents a non-IFRS financial measure. See the Non-IFRS Financial Measures section in this document and in our interim MD&A for the period ended September 30, 2021 ("Q3 2021 MD&A").
(2)All earnings per share ("EPS") measures refer to fully diluted EPS, unless otherwise stated.
(3)Effective January 1, 2021, the methodology for gross flows and outflows was updated for SLC Management. Prior period amounts have not been updated. For more details, see the Non-IFRS Financial Measures section in this document.
(4)Effective January 1, 2021, reflects a change in the timing of recognition of U.S. VNB for group policies. We have updated prior period amounts to reflect this change. For more details, see the Non-IFRS Financial Measures section in this document.
(5)For further information on the Life Insurance Capital Adequacy Test ("LICAT"), see section E - Financial Strength in the Q3 2021 MD&A.
(6)Sun Life Assurance Company of Canada ("Sun Life Assurance") is SLF Inc.'s principal operating life insurance subsidiary.
EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Third Quarter 2021    1

Financial and Operational Highlights - Quarterly Comparison (Q3 2021 vs. Q3 2020)
Our strategy is focused on four key pillars, where we aim to be a leader in the markets in which we operate.

($ millions, unless otherwise noted)
	Reported net income (loss)			Underlying net income (loss)(1)			Insurance sales(1)			Wealth sales(1)(2)
	Q3'21	Q3'20	change	Q3'21	Q3'20	change	Q3'21	Q3'20	change	Q3'21	Q3'20	change
Canada	393	387	2%	290	293	(1)%	182	147	24%	5,918	6,837	(13)%
U.S.	46	(113)	nm(3)	110	136	(19)%	199	230	(13)%	—	—	—
Asset Management	301	251	20%	362	294	23%	—	—	—	40,682	43,066	(6)%
Asia	288	236	22%	145	164	(12)%	247	304	(19)%	4,125	2,781	48%
Corporate	(9)	(11)	nm(3)	(5)	(45)	nm(3)	—	—	—	—	—	—
Total	1,019	750	36%	902	842	7%	628	681	(8)%	50,725	52,684	(4)%
(1)Represents a non-IFRS financial measure. See the Non-IFRS Financial Measures section in this document and in the Q3 2021 MD&A.
(2)Effective January 1, 2021, the methodology for gross flows and outflows was updated for SLC Management. Prior period amounts have not been updated. For more details, see the Non-IFRS Financial Measures section in this document.
(3)Not meaningful.

Reported ROE was 17.6% in the third quarter of 2021, compared to 13.5% in the same period last year. Underlying ROE was 15.6%, up from 15.1% in the third quarter of 2020. We are also increasing our underlying ROE medium-term financial objective to 16%+ from our current objective of 12% to 14%. This update is supported by strong business performance and a meaningful shift in business mix towards more fee-based earnings requiring lower capital(1).

Q3'21 reported net income of $1,019 million increased $269 million or 36% compared to the same period in 2020, driven by favourable market-related impacts from changes in the fair value of investment properties, and ACMA(2), partially offset by a par allocation adjustment(3). Underlying net income of $902 million increased by $60 million or 7%, driven by business growth, favourable credit experience and higher tax-exempt investment income. This was partially offset by morbidity and expense experience, and the unfavourable impacts of foreign exchange translation. Mortality experience was elevated in the U.S. and Asia, but relatively in line with the prior year. During the third quarter of 2021, the impacts of foreign exchange translation led to a decline of $41 million in reported net income and $36 million in underlying net income. Refer to the Non-IFRS Financial Measures section in this document for a reconciliation between reported net income and underlying net income.

SLF Inc. ended the quarter with a LICAT ratio of 143% and $2.8 billion in cash and other liquid assets(4).

Canada: A leader in insurance and asset management
Canada's Q3'21 reported net income of $393 million was in line with the prior year, driven by favourable market-related impacts from changes in the fair value of investment properties, partially offset by a par allocation adjustment. Underlying net income of $290 million was in line with the prior year, as business growth, higher tax-exempt investment income and favourable credit experience were offset by unfavourable Group Benefits ("GB") morbidity experience and higher expenses. The prior year included favourable morbidity experience in GB, driven by lower disability claim volumes.

Canada insurance sales were $182 million in the third quarter of 2021, an increase of $35 million or 24% compared to the same period in 2020, driven by higher individual participating whole life insurance sales, and higher large case sales in GB. Canada wealth sales were $6 billion in the third quarter of 2021, a decrease of approximately $1 billion or 13% compared to the same period in 2020, reflecting lower defined contribution sales in Group Retirement Services ("GRS"), partially offset by higher individual wealth mutual fund sales.

In Canada, we continue to make strides in helping our Clients achieve lifetime financial security and live healthier lives. This quarter, we partnered with Conquest Planning Inc. to roll out a digital financial planning tool to empower all Clients with personalized financial plans. This complements our holistic advice model, which addresses a broad need for all Canadians to have a financial plan in place. We are the first Canadian organization to introduce this digital capability across all wealth and insurance service platforms, enabling us to proactively respond to Clients’ personalized needs. In addition, we introduced the new Lumino Health mobile app to make it easier and more convenient for Canadians to access the resources they need. This app helps Canadians navigate and book appointments with paramedical providers to support their health journeys, empowering them to live healthier lives. In the third quarter, Lumino had over 1.4 million digital searches, yielding more than double the amount of paramedical provider connections with Canadians than the previous year.

(1)Although considered reasonable, we may not be able to achieve our medium-term financial objectives as our assumptions may prove to be inaccurate. Accordingly, our actual results could differ materially from our medium-term financial objectives as described above. Our medium-term financial objectives do not constitute guidance. Our medium-term financial objectives are forward-looking non-IFRS financial measures and additional information is provided in our Annual MD&A in the section O - Forward-looking Statements - Medium-Term Financial Objectives.
(2)Assumption changes and management actions ("ACMA").
(3)An adjustment of investment income and expense allocations between participating policyholders and shareholders for prior years ("par allocation adjustment").
(4)Cash and other liquid assets include cash equivalents, short-term investments, and publicly traded securities for SLF Inc. and its wholly-owned holding companies.
2    Sun Life Financial Inc.     Third Quarter 2021        EARNINGS NEWS RELEASE

U.S.: A leader in health and benefits
U.S.'s Q3'21 reported net income of $46 million, increased $159 million compared to the same period in 2020, driven by ACMA impacts largely pertaining to In-force Management. Underlying net income of $110 million decreased $26 million or 19%, reflecting an increase in COVID-19-related claims impacting our employee benefits' mortality and morbidity experience and the unfavourable impacts of foreign exchange translation. This was partially offset by favourable morbidity experience in medical stop-loss, and mortality claims experience in In-force Management. The impacts of foreign exchange translation led to a decline of $3 million in reported net income and $7 million in underlying net income. The trailing four-quarter after-tax profit margin for Group Benefits(1) was 7.7% as of the third quarter of 2021, compared to 7.8% as of the third quarter of 2020.

U.S. insurance sales were $199 million in the third quarter of 2021, a decrease of $31 million or 13% compared to the same period in 2020, reflecting lower employee benefits and medical stop-loss sales.

On October 3, 2021, we entered into an agreement to acquire DentaQuest Group, Inc. ("DentaQuest"). DentaQuest is the largest provider of Medicaid dental benefits in the U.S., with growing Medicare Advantage, commercial and U.S. Affordable Care Act exchange businesses, and serves more than 33 million members. The acquisition of DentaQuest aligns to our business strategy of being a leader in health and group benefits. Upon close, DentaQuest will more than double the size of Sun Life's U.S. employee benefits business by revenues and will position us as a leading dental benefits provider.

In the third quarter, we launched a unique offering in our medical stop-loss portfolio, Health Navigator powered by PinnacleCare(2). Health Navigator offers a concierge approach to guiding members through the U.S. health care system by helping ensure they get the right diagnosis, doctors and treatment for their conditions to create better health outcomes and experiences. We also expanded our absence management offering for smaller, self-administered employers who want help in meeting absence regulatory compliance obligations. Our AbsenceTech BundleSM provides a cost-effective solution to manage compliance with support from Sun Life experts, paired with access to a digital self-administration absence technology platform.

Asset Management: A global leader in both public and alternative asset classes through MFS and SLC Management
Asset Management's Q3'21 reported net income of $301 million, increased $50 million or 20% compared to the same period in 2020, driven by an increase in underlying net income of $68 million. The increase in underlying net income was driven by MFS and SLC Management, partially offset by the unfavourable impacts of foreign exchange translation. The increase in MFS was driven by higher average net assets ("ANA"), partially offset by higher variable compensation expenses. The increase in SLC Management was driven by gains on real estate seed investments, partially offset by prior year performance fees and sales incentives related to fundraising in the current quarter. The impacts of foreign exchange translation led to a decline of $17 million in reported net income and $19 million in underlying net income. Pre-tax net operating profit margin ratio for MFS(1) for the third quarter of 2021 was 42%, compared to 40% in the same period in 2020.

Asset Management ended the third quarter with $1,009 billion in AUM, consisting of $833 billion (US$657 billion) in MFS and $176 billion in SLC Management. SLC Management reported net inflows of approximately $5 billion in the third quarter of 2021, of which approximately $4 billion is fee-eligible. MFS reported net outflows of approximately $3 billion (US$2 billion).

Our Asset Management businesses continued to build on their commitment to sustainable investing, as MFS, InfraRed(3) and BGO(4) joined the Net Zero Asset Managers initiative, pledging to achieve net-zero emissions for their portfolios by 2050. SLC Management added global ESG(5) expertise to its diverse investment platform through the appointment of a Global Head of ESG.

In the third quarter of 2021, 92%, 84% and 83% of MFS's U.S. retail mutual fund assets ranked in the top half of their Morningstar categories based on ten-, five- and three-year performance, respectively.

(1)Represents a non-IFRS financial measure. See the Non-IFRS Financial Measures section in this document.
(2)Pinnacle Care International, Inc. ("PinnacleCare"), which joined Sun Life's U.S. medical stop-loss business in 2021.
(3)InfraRed Capital Partners ("InfraRed").
(4)BentallGreenOak ("BGO").
(5)Environmental, social and governance ("ESG").
EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Third Quarter 2021    3

Asia: A regional leader focused on fast-growing markets
Asia's Q3'21 reported net income of $288 million increased $52 million or 22% compared to the same period in 2020, driven by favourable ACMA and market-related impacts. Underlying net income of $145 million decreased $19 million or 12%, reflecting unfavourable mortality experience in Indonesia and the Philippines related to COVID-19, an increase in digital investments, and the unfavourable impacts of foreign exchange translation. These were partially offset by business growth. Other experience included higher mortality from our India joint venture(1). The impacts of foreign exchange translation led to a decline of $20 million in reported net income and $10 million in underlying net income.

Asia insurance sales were $247 million, a decrease of $57 million or 19% in the third quarter of 2021 compared to the same period in 2020, reflecting lower sales in Hong Kong and International, partially offset by higher sales in the Philippines and India. Asia wealth sales were $4 billion, an increase of approximately $1 billion or 48%, driven by mutual fund sales in India, money market sales in the Philippines, and the pension business in Hong Kong.

We continue to strengthen our High Net Worth profile in Asia by providing innovative asset management and life insurance solutions to meet Client needs. In the Philippines, we established SLIMTC(2) to provide multi-strategy, local and global portfolio management services to deliver superior risk-adjusted returns for both individual and institutional investors. In Singapore, we launched our first High Net Worth life insurance product which helps Clients grow, protect and transfer their wealth to the next generation. This extends our presence to eight markets in Asia and reinforces our position among the global leaders in the international High Net Worth life insurance market.

Corporate
Corporate's Q3'21 reported net loss of $9 million was in line with the same period in 2020, as the improvement in underlying net loss of $40 million was offset by favourable ACMA impacts in the prior year, predominantly pertaining to the UK. Underlying net loss was $5 million, an improvement compared to the prior year, driven by higher tax-exempt investment income and favourable credit experience, partially offset by higher project spend.

(1)Experience-related items from our India, China and Malaysia joint ventures and associates are recorded within other experience.
(2)Sun Life Investment Management and Trust Corporation (“SLIMTC”).
4    Sun Life Financial Inc.     Third Quarter 2021        EARNINGS NEWS RELEASE

EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Third Quarter 2021    5

Sun Life Financial Inc.
Management's Discussion and Analysis
For the period ended September 30, 2021
Dated November 3, 2021

Management’s Discussion and Analysis         Sun Life Financial Inc.     Third Quarter 2021    5

About Sun Life
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2021, Sun Life had total assets under management ("AUM") of $1.39 trillion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

A. How We Report Our Results

Sun Life Financial Inc. ("SLF Inc."), its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sun Life", "we", "our", and "us". We manage our operations and report our financial results in five business segments: Canada, United States ("U.S."), Asset Management, Asia, and Corporate. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes ("Annual Consolidated Financial Statements" and "Interim Consolidated Financial Statements", respectively, and "Consolidated Financial Statements" collectively) and interim and annual management's discussion and analysis ("MD&A"). We prepare our unaudited Interim Consolidated Financial Statements using International Financial Reporting Standards ("IFRS"), the accounting requirements of the Office of the Superintendent of Financial Institutions ("OSFI") and in accordance with the International Accounting Standard ("IAS") 34 Interim Financial Reporting. Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS.

Unless otherwise noted, all amounts are in Canadian dollars.

1. Use of Non-IFRS Financial Measures
We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. Non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. Non-IFRS financial measures should not be viewed in isolation from or as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning non-IFRS financial measures and reconciliations to the closest IFRS measures are available in section M - Non-IFRS Financial Measures in this document. Non-IFRS financial measures and reconciliations are also included in our annual and interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors - Financial results and reports.

2. Forward-looking Statements
Certain statements in this document are forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Additional information concerning forward-looking statements and important risk factors that could cause our assumptions, estimates, expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by such forward-looking statements can be found in section N - Forward-looking Statements in this document.

3. Additional Information
Additional information about SLF Inc. can be found in the Consolidated Financial Statements, the annual and interim MD&A, and SLF Inc.'s Annual Information Form ("AIF") for the year ended December 31, 2020. These documents are filed with securities regulators in Canada and are available at www.sedar.com. SLF Inc.'s Annual Consolidated Financial Statements, annual MD&A and AIF are filed with the United States Securities and Exchange Commission ("SEC") in SLF Inc.'s annual report on Form 40-F and SLF Inc.'s interim MD&A and Interim Consolidated Financial Statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

4. COVID-19 Pandemic Considerations
In early 2020, the world was impacted by COVID-19, which was declared a pandemic by the World Health Organization. The overall impact of the COVID-19 pandemic is still uncertain and dependent on the progression of the virus and on actions taken by governments, businesses and individuals, which could vary by country and result in differing outcomes. Given the extent of the circumstances, it is difficult to reliably measure or predict the potential impact of this uncertainty on our future financial results.

For additional information, refer to sections B - Overview - 4 - COVID-19 and J - Risk Management - 9 - Risks relating to the COVID-19 pandemic in the 2020 Annual MD&A.
6 Third Quarter 2021 Sun Life Financial Inc.      Management’s Discussion and Analysis

B. Financial Summary

($ millions, unless otherwise noted)	Quarterly results			Year-to-date
Profitability	Q3'21	Q2'21	Q3'20	2021	2020
Net income (loss)
Reported net income (loss)	1,019	900	750	2,856	1,660
Underlying net income (loss)(1)	902	883	842	2,635	2,351
Diluted earnings per share ("EPS") ($)
Reported EPS (diluted)	1.74	1.53	1.28	4.85	2.83
Underlying EPS (diluted)(1)	1.54	1.50	1.44	4.50	4.02
Reported basic EPS ($)	1.74	1.54	1.28	4.88	2.84
Return on equity ("ROE") (%)
Reported ROE(1)	17.6%	16.3%	13.5%	16.7%	10.1%
Underlying ROE(1)	15.6%	16.0%	15.1%	15.4%	14.3%

Growth	Q3'21	Q2'21	Q3'20	2021	2020
Sales
Insurance sales(1)	628	710	681	2,068	2,076
Wealth sales(1)(2)	50,725	55,013	52,684	171,700	169,226
Value of new business ("VNB")(1)(3)	290	284	261	852	720
Premiums and deposits
Net premium revenue	5,834	5,717	6,396	16,677	17,063
Segregated fund deposits	2,964	3,313	2,623	9,825	8,392
Mutual fund sales(1)	27,007	30,304	33,549	94,806	107,335
Managed fund sales(1)(2)	18,333	21,521	12,815	64,760	48,503
ASO premium and deposit equivalents(1)(4)	1,792	1,787	3,215	5,269	6,800
Total premiums and deposits(1)	55,930	62,642	58,598	191,337	188,093
Assets under management(1)(5)
General fund assets	197,948	195,689	196,235
Segregated funds	133,305	133,249	116,653
Mutual funds, managed funds and other AUM(1)(5)	1,055,066	1,031,753	882,930
Total AUM(1)(5)	1,386,319	1,360,691	1,195,818

Financial Strength	Q3'21	Q2'21	Q4'20
LICAT ratios(6)
Sun Life Financial Inc.	143%	147%	147%
Sun Life Assurance(7)	124%	125%	127%
Financial leverage ratio(1)	22.2%	24.7%	23.5%
Dividend
Dividend payout ratio(1)	36%	37%	37%
Dividends per common share ($)	0.550	0.550	0.550
Capital
Subordinated debt and innovative capital instruments(8)	4,634	4,633	4,981
Participating policyholders’ equity and non-controlling interests	1,652	1,597	1,393
Total shareholders’ equity and other equity instruments	25,943	25,712	24,469
Total capital	32,229	31,942	30,843
Weighted average common shares outstanding for basic EPS (millions)	586	586	585
Closing common shares outstanding (millions)	586	586	585

(1)Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.
(2)Effective January 1, 2021, the methodology for gross flows and outflows was updated for SLC Management. Prior period amounts have not been updated. For more details, see section M - Non-IFRS Financial Measures in this document.
(3)Effective January 1, 2021, reflects a change in the timing of recognition of U.S. VNB for group policies. We have updated prior period amounts to reflect this change. For more details, see section M - Non-IFRS Financial Measures in this document.
(4)Administrative Services Only ("ASO").
(5)Effective January 1, 2021, the methodology for AUM was updated for SLC Management with respect to certain real estate and investment-grade fixed income products to include uncalled capital commitments. We have updated prior period amounts to reflect this change. For more details, see section M - Non-IFRS Financial Measures in this document.
(6)Life Insurance Capital Adequacy Test ("LICAT") ratio.
(7)Sun Life Assurance Company of Canada ("Sun Life Assurance") is SLF Inc.’s principal operating life insurance subsidiary.
(8)Innovative capital instruments consist of Sun Life ExchangEable Capital Securities ("SLEECS"), which qualify as regulatory capital. However, under IFRS they are reported as Senior debentures in the Consolidated Financial Statements. For additional information, see section I - Capital and Liquidity Management in our 2020 annual MD&A.
Management’s Discussion and Analysis         Sun Life Financial Inc.     Third Quarter 2021    7

C. Profitability
The following table reconciles our reported net income and underlying net income. The table also sets out the impacts that other notable items had on our reported net income and underlying net income. All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

	Quarterly results			Year-to-date
($ millions, after-tax)	Q3'21	Q2'21	Q3'20	2021	2020
Reported net income	1,019	900	750	2,856	1,660
Less: Market-related impacts(1)	171	91	(1)	471	(481)
Assumption changes and management actions(1)	95	2	(53)	93	(101)
Other adjustments(1)	(149)	(76)	(38)	(343)	(109)
Underlying net income(2)	902	883	842	2,635	2,351
Reported ROE(2)	17.6%	16.3%	13.5%	16.7%	10.1%
Underlying ROE(2)	15.6%	16.0%	15.1%	15.4%	14.3%
Impacts of other notable items on reported and underlying net income
Experience-related items(3)
Impacts of investment activity on insurance contract liabilities ("investing activity")	16	40	28	130	255
Credit	35	32	(2)	82	(75)
Mortality	(28)	3	(19)	(40)	(35)
Morbidity	(3)	37	65	73	101
Lapse and other policyholder behaviour ("policyholder behaviour")	1	(8)	(9)	(21)	(42)
Expenses	(40)	(62)	(15)	(123)	(40)
Other experience	(11)	(11)	(13)	(55)	(34)

(1)Represents an adjustment made to arrive at a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.
(3)Experience-related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities. Experience-related items from our India, China and Malaysia joint ventures and associates are recorded within other experience.

Quarterly Comparison - Q3 2021 vs. Q3 2020
Q3'21 reported net income of $1,019 million increased $269 million or 36% compared to the same period in 2020, driven by favourable market-related impacts from changes in the fair value of investment properties, and ACMA(1), partially offset by a par allocation adjustment(2). Underlying net income increased by $60 million or 7%, driven by business growth, favourable credit experience and higher tax-exempt investment income. This was partially offset by morbidity and expense experience, and the unfavourable impacts of foreign exchange translation.

Mortality experience was elevated in the U.S. and Asia, but relatively in line with the prior year. During the third quarter of 2021, the impacts of foreign exchange translation led to a decline of $41 million in reported net income and $36 million in underlying net income. Refer to section M - Non-IFRS Financial Measures in this document for a reconciliation between reported net income and underlying net income.

Reported ROE was 17.6% in the third quarter of 2021, compared to 13.5% in the same period last year. Underlying ROE was 15.6%, up from 15.1% in the third quarter of 2020. We are also increasing our underlying ROE medium-term financial objective to 16%+ from our current objective of 12% to 14%. This update is supported by strong business performance and a meaningful shift in business mix towards more fee-based earnings requiring lower capital(3).

1.Market-related impacts
Market-related impacts in the third quarter of 2021 resulted in an increase of $171 million to reported net income, primarily reflected favourable changes in the fair value of investment properties, mainly in Canada. See section M - Non-IFRS Financial Measures in this document for more information of the components of market-related impacts.

(1)Assumption changes and management actions ("ACMA").
(2)An adjustment of investment income and expense allocations between participating policyholders and shareholders for prior years ("par allocation adjustment").
(3)Although considered reasonable, we may not be able to achieve our medium-term financial objectives as our assumptions may prove to be inaccurate. Accordingly, our actual results could differ materially from our medium-term financial objectives as described above. Our medium-term financial objectives do not constitute guidance. Our medium-term financial objectives are forward-looking non-IFRS financial measures and additional information is provided in our Annual MD&A in the section O - Forward-looking Statements - Medium-Term Financial Objectives.
8 Third Quarter 2021 Sun Life Financial Inc.      Management’s Discussion and Analysis

2.Assumption changes and management actions
Due to the long-term nature of our business, we make certain judgments involving assumptions and estimates to value our obligations to policyholders. The valuation of these obligations is recorded in our financial statements as insurance contract liabilities and investment contract liabilities and requires us to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, policyholder behaviour, expenses and inflation and other factors over the life of our products. We review assumptions each year, generally in the third quarter, and revise these assumptions if appropriate. We consider our actual experience in current and past periods relative to our assumptions as part of our annual review.

In the third quarter of 2021, the net impact of assumption changes and management actions was an increase of $95 million to reported net income. This compares to a decrease of $53 million in the third quarter of 2020.

Assumption Changes and Management Actions by Type
The following table sets out the impacts of ACMA on our reported net income in the third quarter of 2021.

As at September 30, 2021
($ millions, after-tax)	Impacts on reported net income(1)	Comments
Mortality / morbidity	74	Updates to reflect mortality/morbidity experience in all jurisdictions.
Policyholder behaviour	(174)	Updates to policyholder behaviour in all jurisdictions. The largest item was in U.S. In-force Management.
Expenses	159	Updates to reflect expense experience and margins in all jurisdictions. The largest item was a reduction in expense margins.
Investment returns	(52)	Updates to various investment-related assumptions across the Company. The largest items were a reduction to the best estimate real estate assumption in all jurisdictions, updates to the promulgated Ultimate Reinvestment Rate ("URR") and updates to the promulgated maximum net credit spreads. This was partially offset by increased investment in non-fixed assets in Canada Individual Insurance & Wealth and U.S. In-force Management.
Model enhancements and other	88	Various enhancements and methodology changes across all jurisdictions.
Total impacts on reported net income(2)	95

(1)ACMA is included in reported net income and is presented as an adjustment to arrive at underlying net income.
(2)In this table, ACMA represents the shareholders' reported net income impacts (after-tax) including management actions. In Note 6.A of our 2021 Interim Consolidated Financial Statements, the impacts of method and assumptions changes represents the change in shareholders' and participating policyholders' insurance contract liabilities net of reinsurance assets (pre-tax) and does not include management actions. Further information can be found in section M - Non-IFRS Financial Measures in this document.

3.Other adjustments
Other adjustments decreased reported net income by $149 million in the third quarter of 2021, compared to a decrease of $38 million in the same period in 2020, largely reflecting an adjustment of investment income and expense allocations between participating policyholders and shareholders for prior years ("par allocation adjustment") in Canada.

4.Experience-related items
Compared to the third quarter of 2020, the significant changes in experience-related items are as follows:
•Favourable credit experience, comprising of:

	Quarterly results
($ millions, after-tax)	Q3'21	Q2'21	Q3'20
Changes in ratings	6	5	(33)
Impairments, net of recoveries	—	(2)	3
Release of best estimate credit	29	29	28
Credit Experience	35	32	(2)
•Unfavourable mortality experience that was elevated in the U.S. and Asia, but relatively in line with the prior year;
•Unfavourable morbidity experience in Canada and the U.S.; and
•Unfavourable expense experience related to higher incentive compensation reflecting stronger earnings performance, VNB and Client measures(1), and digital investments in Asia.
5.Income taxes
Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax-exempt investment income, and other sustainable tax benefits.

(1)For more information, see the 2021 Management Information Circular under the heading Our compensation program.
Management’s Discussion and Analysis         Sun Life Financial Inc.     Third Quarter 2021    9

In the third quarter of 2021, our effective income tax rate on reported net income and underlying net income(1) was 13.3% and 14.5%, compared to 10.3% and 17.5% in the third quarter of 2020, respectively. In the third quarter of 2021, our effective tax rate on underlying net income was slightly below our expected range of 15% to 20% due to higher tax-exempt investment income in Corporate and in Canada. For additional information, refer to Note 10 in our Interim Consolidated Financial Statements for the period ended September 30, 2021.

6.Impacts of foreign exchange translation
During the third quarter of 2021, the impacts of foreign exchange translation led to a decline of $41 million in reported net income and $36 million in underlying net income.

Year-to-Date Comparison - Q3 2021 vs. Q3 2020
For the first nine months of 2021, Q3'21 reported net income of $2,856 million increased $1,196 million or 72% compared to the same period in 2020, driven by favourable market-related and ACMA impacts, partially offset by a par allocation adjustment and higher fair value adjustments on MFS's share-based payment awards(2). Underlying net income increased by $284 million or 12%, driven by business growth, favourable credit experience and higher tax-exempt investment income(3). These factors were partially offset by the impacts of foreign exchange translation, lower investing activity, as well as expense and morbidity experience. During the first nine months of 2021, the impacts of foreign exchange translation led to a decline of $143 million in reported net income and $142 million in underlying net income. Refer to section M - Non-IFRS Financial Measures in this document for a reconciliation between reported net income and underlying net income.

1.Market-related impacts
Market-related impacts for the first nine months of 2021 resulted in an increase of $471 million to reported net income compared to a decrease of $481 million for the first nine months of 2020, reflecting higher equity markets, changes in the fair value of investment properties and improved interest rate impacts. See Section M - Non-IFRS Financial Measures in this document for a breakdown of the components of market-related impacts.

2.Assumption changes and management actions
ACMA in the first nine months of 2021 resulted in an increase of $93 million to reported net income, compared to a decrease of $101 million to reported net income in the first nine months of 2020, as discussed in the previous section Quarterly Comparison - Q3 2021 vs. Q3 2020. See section M - Non-IFRS Financial Measures in this document for more details.

3.Other adjustments
Other adjustments in the first nine months of 2021 decreased reported net income by $343 million, compared to $109 million in the same period in 2020, reflecting higher fair value adjustments on MFS's share-based payment awards and a par allocation adjustment.

4.Experience-related items
Compared to the first nine months of 2020, the significant changes in experience-related items are as follows:
•Lower investing activity, primarily in Canada;
•Favourable credit experience in all insurance businesses, comprised of:

	Year-to-date
($ millions, after-tax)	2021	2020
Changes in ratings	(3)	(132)
Impairments, net of recoveries	(2)	(22)
Release of best estimate credit	87	79
Credit Experience	82	(75)
•Unfavourable mortality experience in Asia, partially offset by the U.S.;
•Less favourable morbidity experience in Canada Group Benefits ("GB") and in Asia, partially offset by the U.S.;
•Favourable policyholder behaviour experience; and
•Unfavourable expense experience, primarily related to higher incentive compensation reflecting stronger earnings performance, VNB and Client measures in the first nine months of the year.
•Unfavourable other experience included the impact of mortality in our India joint venture in Asia.

5.Income taxes
Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax-exempt investment income, and other sustainable tax benefits.
For the first nine months of 2021, our effective tax rates on reported net income and underlying net income(1) were 17.6% and 16.2%, respectively, compared to 18.7% and 20.7%, respectively, for the first nine months of 2020. Our effective tax rate on underlying net income for the first nine months of 2021 is within our expected range of 15% to 20%.

(1)Our effective income tax rate on underlying net income is calculated using underlying net income and income tax expense associated with underlying net income, which excludes amounts attributable to participating policyholders.
(2)MFS Investment Management ("MFS").
(3)Prior year's underlying net income included an unfavourable adjustment relating to historical Canadian tax filings and lower tax-exempt investment income.
10 Third Quarter 2021 Sun Life Financial Inc.      Management’s Discussion and Analysis

6.Impacts of foreign exchange translation
During the first nine months of 2021, the impacts of foreign exchange translation led to a decline of $143 million in reported net income and $142 million in underlying net income.

D. Growth
1. Sales and Value of New Business

	Quarterly results			Year-to-date
($ millions)	Q3'21	Q2'21	Q3'20	2021	2020
Insurance sales by business segment(1)
Canada	182	196	147	611	593
U.S.	199	191	230	544	621
Asia	247	323	304	913	862
Total insurance sales(1)	628	710	681	2,068	2,076
Wealth sales by business segment(1)
Canada	5,918	3,825	6,837	14,178	15,074
Asia	4,125	4,024	2,781	11,445	7,557
Total wealth sales excluding Asset Management	10,043	7,849	9,618	25,623	22,631
Asset Management gross flows(1)(2)	40,682	47,164	43,066	146,077	146,595
Total wealth sales(2)	50,725	55,013	52,684	171,700	169,226
Value of New Business(1)(3)	290	284	261	852	720

(1)Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.
(2)Effective January 1, 2021, the methodology for gross flows and outflows was updated for SLC Management. Prior period amounts have not been updated. For more details, see section M - Non-IFRS Financial Measures in this document.
(3)Effective January 1, 2021, reflects a change in the timing of recognition of U.S. VNB for group policies. We have updated prior period amounts to reflect this change. For more details, see section M - Non-IFRS Financial Measures in this document.

Total Company insurance sales decreased by $53 million or 8% ($27 million or 4%, excluding the impacts of foreign exchange translation) in the third quarter of 2021 compared to the same period in 2020.
•Canada insurance sales increased by 24%, driven by higher individual participating whole life insurance sales, and higher large case sales in GB.
•U.S. insurance sales decreased by 8%, excluding the unfavourable impacts of foreign exchange translation, reflecting lower employee benefits and medical stop-loss sales.
•Asia insurance sales decreased by 14%, excluding the unfavourable impacts of foreign exchange translation, reflecting lower sales in Hong Kong and International, partially offset by higher sales in the Philippines and India.

Total Company wealth sales decreased by $1,959 million or 4% (an increase of $564 million or 1%, excluding the impacts of foreign exchange translation) in the third quarter of 2021 compared to the same period in 2020.
•Canada wealth sales decreased by 13%, reflecting lower defined contribution sales in Group Retirement Services ("GRS"), partially offset by higher individual wealth mutual fund sales.
•Asia wealth sales increased by 58%, excluding the unfavourable impacts of foreign exchange translation, driven by mutual fund sales in India, money market sales in the Philippines, and the pension business in Hong Kong.
•Asset Management gross flows were in line with the prior year, excluding the unfavourable impacts of foreign exchange translation, as higher gross flows of managed funds in both SLC Management and MFS were offset by lower gross flows of mutual funds in MFS.

Total Company VNB was $290 million in the third quarter of 2021, an increase of 11% compared to same period 2020, driven by higher sales in Canada and profitable product mix in Asia.

Management’s Discussion and Analysis         Sun Life Financial Inc.     Third Quarter 2021    11

2. Premiums and Deposits

	Quarterly results			Year-to-date
($ millions)	Q3'21	Q2'21	Q3'20	2021	2020
Premiums and Deposits
Net premium revenue	5,834	5,717	6,396	16,677	17,063
Segregated fund deposits	2,964	3,313	2,623	9,825	8,392
Mutual fund sales(1)	27,007	30,304	33,549	94,806	107,335
Managed fund sales(1)(2)	18,333	21,521	12,815	64,760	48,503
ASO premium and deposit equivalents(1)	1,792	1,787	3,215	5,269	6,800
Total premiums and deposits(1)	55,930	62,642	58,598	191,337	188,093

(1)Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.
(2)Effective January 1, 2021, the methodology for AUM was updated for SLC Management with respect to certain real estate and investment-grade fixed income products to include uncalled capital commitments. We have updated prior period amounts to reflect this change. For more details, see section M - Non-IFRS Financial Measures in this document.

Premiums and deposits in the third quarter of 2021 was in line with the same period in 2020, excluding the impacts of foreign exchange translation, as increases in managed fund sales and segregated fund deposits were largely offset by decreases in mutual fund sales, ASO premium and deposit equivalents and net premium revenue. Premiums and deposits increased by 9% in the first nine months of 2021, compared to the same period in 2020, excluding the unfavourable impacts of foreign exchange translation, driven by increases in managed fund sales, partially offset by decreases in mutual fund sales.

Net premium revenue decreased by 7% in the third quarter of 2021, compared to the same period in 2020, excluding the unfavourable impacts of foreign exchange translation, reflecting decreases in Asia. Net premium revenue in the first nine months of 2021 was in line with the same period in 2020, excluding the impacts of foreign exchange translation.

Segregated fund deposits increased by 46% in the third quarter of 2021, compared to the same period in 2020, excluding the unfavourable impacts of foreign exchange translation, driven by increases in Asia. Segregated fund deposits increased by 30% in the first nine months of 2021, compared to the same period in 2020, excluding the unfavourable impacts of foreign exchange translation, driven by increases in Asia and Canada.

Mutual fund sales decreased by 15% in the third quarter of 2021, compared to the same period in 2020, excluding the unfavourable impacts of foreign exchange translation, reflecting decreases in MFS, partially offset by increases in India and the Philippines in Asia. Mutual fund sales decreased by 5% in the first nine months of 2021, compared to the same period in 2020, excluding the unfavourable impacts of foreign exchange translation, reflecting decreases in MFS, partially offset by increases in India and the Philippines in Asia.

Managed fund sales increased by 50% in the third quarter of 2021, compared to the same period in 2020, excluding the unfavourable impacts of foreign exchange translation, driven by increases in SLC Management and MFS. Managed fund sales increased by 43% in the first nine months of 2021, compared to the same period in 2020, excluding the unfavourable impacts of foreign exchange translation, driven by increases in SLC Management, partially offset by decreases in MFS.

ASO premium and deposit equivalents decreased by 44% in the third quarter of 2021, compared to the same period 2020, excluding the unfavourable impacts of foreign exchange translation, reflecting decreases in Canada. ASO premium and deposit equivalents decreased by 22% in the first nine months of 2021, compared to the same period in 2020, excluding the unfavourable impacts of foreign exchange translation, reflecting decreases in Canada.

3. Assets Under Management
AUM consists of general funds, segregated funds and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company.

	Quarterly results
($ millions)	Q3'21	Q2'21	Q1'21	Q4'20	Q3'20
Assets under management(1)(2)
General fund assets	197,948	195,689	190,072	197,090	196,235
Segregated funds	133,305	133,249	127,341	125,921	116,653
Mutual funds, managed funds and other AUM(1)(2)	1,055,066	1,031,753	986,833	932,998	882,930
Total AUM(1)(2)	1,386,319	1,360,691	1,304,246	1,256,009	1,195,818
(1)Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.
(2)Effective January 1, 2021, the methodology for AUM was updated for SLC Management with respect to certain real estate and investment-grade fixed income products to include uncalled capital commitments. We have updated prior period amounts to reflect this change. For more details, see section M - Non-IFRS Financial Measures in this document

AUM increased by $130.3 billion or 10% as at September 30, 2021 compared to December 31, 2020, primarily driven by:
(i)favourable market movements on the value of mutual funds, managed funds and segregated funds of $76.1 billion;
(ii)an increase of $39.1 billion from the acquisition of a majority stake in Crescent(1) ("Crescent acquisition"); and
(iii)net inflows from mutual, managed and segregated funds of $16.4 billion.

(1)Crescent Capital Group LP ("Crescent").
12 Third Quarter 2021 Sun Life Financial Inc.      Management’s Discussion and Analysis

The net inflows of mutual, managed and segregated funds of $2.4 billion in the third quarter of 2021 was driven by net inflows in SLC Management of $4.6 billion and in Asia of $0.5 billion, partially offset by net outflows of $2.8 billion in MFS.

E. Financial Strength

	Quarterly results
($ millions, unless otherwise stated)	Q3'21	Q2'21	Q1'21	Q4'20	Q3'20
LICAT ratio
Sun Life Financial Inc.	143%	147%	141%	147%	144%
Sun Life Assurance	124%	125%	124%	127%	127%
Financial leverage ratio(1)	22.2%	24.7%	22.7%	23.5%	21.5%
Dividend
Dividend payout ratio(1)	36%	37%	38%	37%	38%
Dividends per common share ($)	0.550	0.550	0.550	0.550	0.550
Capital
Subordinated debt and innovative capital instruments (2)	4,634	4,633	4,632	4,981	4,235
Participating policyholders' equity and non-controlling interests	1,652	1,597	1,474	1,393	1,312
Preferred shareholders' equity and other equity instruments	2,531	3,244	2,257	2,257	2,257
Common shareholders' equity	23,412	22,468	22,016	22,212	22,323
Total capital	32,229	31,942	30,379	30,843	30,127

(1)Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.
(2)Innovative capital instruments consist of SLEECS and qualify as regulatory capital. However, under IFRS they are reported as Senior debentures in our Consolidated Financial Statements. For additional information, see section I - Capital and Liquidity Management - 1 - Capital in our 2020 annual MD&A.

Life Insurance Capital Adequacy Test
The Office of the Superintendent of Financial Institutions has developed the regulatory capital framework referred to as the Life Insurance Capital Adequacy Test for Canada. LICAT measures the capital adequacy of an insurer using a risk-based approach and includes elements that contribute to financial strength through periods when an insurer is under stress as well as elements that contribute to policyholder and creditor protection wind-up.

SLF Inc. is a non-operating insurance company and is subject to the LICAT guideline. As at September 30, 2021, SLF Inc.'s LICAT ratio was 143%, 4% lower than December 31, 2020. The favourable impacts of reported net income and the issuance of $1 billion principal amount of other equity instruments were more than offset by the impacts of payment of dividends, preferred share and subordinated debt redemptions, the ACB(1) bancassurance partnership in Vietnam, the PinnacleCare(2) acquisition, market movements and the smoothing impact of the interest rate scenario switch in North America for participating businesses.

Sun Life Assurance, SLF Inc.'s principal operating life insurance subsidiary, is also subject to the LICAT guideline. As at September 30, 2021, Sun Life Assurance's LICAT ratio was 124%, 3% lower than September 30, 2020. The favourable impacts of reported net income were more than offset by the ACB bancassurance partnership in Vietnam, dividends to SLF Inc., market movements and the smoothing impact of the interest rate scenario switch in North America for participating businesses.

The Sun Life Assurance LICAT ratios in both periods are well above OSFI's supervisory ratio of 100% and regulatory minimum ratio of 90%.

Capital
Our total capital consists of subordinated debt and other capital instruments, participating policyholders' equity and total shareholders' equity which includes common shareholders' equity, preferred shareholders' equity, and non-controlling interests. As at September 30, 2021, our total capital was $32.2 billion, an increase of $1.4 billion compared to December 31, 2020. The increase to total capital included reported net income of $2,856 million and the issuance of $1 billion principal amount of other equity instruments, which is detailed below. These were partially offset by the payment of $964 million of dividends on common shares of SLF Inc. ("common shares"), the redemption of $400 million and $325 million principal amount of Class A Non-Cumulative Preferred Shares Series 1 and Class A Non-Cumulative Preferred Shares Series 2, respectively, which is also detailed below, net unrealized losses on available-for-sale ("AFS") assets of $375 million, the unfavourable impacts of foreign exchange translation of $160 million included in other comprehensive income (loss) ("OCI"), and the impact of the Crescent acquisition of $139 million.

Our capital and liquidity positions remain strong, supported by a low financial leverage ratio of 22.2%, a strong LICAT ratio of 143% at SLF Inc., and $2.8 billion in cash and other liquid assets(3) as at September 30, 2021 in SLF Inc. (the ultimate parent company), and its wholly-owned holding companies ($3.1 billion as at December 31, 2020).

(1)Asia Commercial Joint Stock Bank ("ACB").
(2)Pinnacle Care International, Inc. ("PinnacleCare"). For additional information, refer to Note 3 in our Interim Consolidated Financial Statements for the period ended September 30, 2021.
(3)Other liquid assets include cash equivalents, short-term investments, and publicly traded securities.
Management’s Discussion and Analysis         Sun Life Financial Inc.     Third Quarter 2021    13

Capital Transactions
On February 19, 2021, SLF Inc. redeemed all of the outstanding $350 million principal amount of Series 2016-1 Debentures. The redemption was funded from existing cash and other liquid assets.

On June 30, 2021, SLF Inc. issued $1 billion principal amount of 3.60% Limited Recourse Capital Notes Series 2021-1. The net proceeds will be used for general corporate purposes, which may include investments in subsidiaries, repayment of indebtedness and other strategic investments.

On August 23, 2021, SLF Inc. redeemed all of its outstanding $300 million principal amount, including all accrued and outstanding interest, of Series E Senior Unsecured 4.57% Debentures ("Series E Debentures"). Under LICAT, senior debentures do not qualify as available capital, as a result, the repayment of the Series E Debentures had no impact on the LICAT ratio of Sun Life Assurance or SLF Inc. In addition, a separate pool of assets had been set aside to support the redemption of these debentures. As such, the redemption did not affect the cash and other liquid assets held by SLF Inc. and its wholly-owned holding companies noted above.

On September 29, 2021, SLF Inc. redeemed all of the $400 million Class A Non-Cumulative Preferred Shares Series 1 issued by SLF Inc. on February 25, 2005 and all of the $325 million Class A Non-Cumulative Preferred Shares Series 2 issued by SLF Inc. on July 15, 2005, in accordance with the terms attached to the two series of preferred shares. The redemptions were funded from existing cash and other liquid assets in SLF Inc.

On September 30, 2021, 0.5 million of the 6.9 million Class A Non-cumulative Rate Reset Preferred Shares Series 10R (the "Series 10R Shares") were converted into Class A Non-cumulative Floating Rate Preferred Shares 11QR (the "Series 11QR Shares") on a one-for-one basis and 0.4 million of the 1.1 million Series 11QR were converted into Series 10R on a one-for-one basis. As a result, as of September 30, 2021, SLF Inc. has approximately 6.8 million Series 10R Shares and 1.2 million Series 11QR Shares issued and outstanding.

On December 31, 2021, we intend to redeem all of the $300 million principal amount of Class A Non-Cumulative Rate Reset Preferred Shares Series 12R issued by SLF Inc. on November 10, 2011, in accordance with the terms attached to the series of preferred shares. The redemption is subject to regulatory approval and will be funded from existing cash and other liquid assets in SLF Inc. The redemption will result in a reduction in SLF Inc.'s LICAT ratio of approximately one percentage point.

Subsequent Events
On October 3, 2021, we entered into an agreement to acquire DentaQuest Group, Inc. ("DentaQuest"). DentaQuest is the largest provider of Medicaid dental benefits in the U.S., with growing Medicare Advantage, commercial and U.S. Affordable Care Act exchange businesses, and serves more than 33 million members. The acquisition of DentaQuest aligns to our business strategy of being a leader in health and group benefits. Upon close, DentaQuest will more than double the size of Sun Life's U.S. employee benefits business by revenues and will position us as a leading dental benefits provider. On close, the acquisition will result in a reduction in the SLF Inc. LICAT ratio by approximately seven percentage points.

On October 12, 2021, we announced that our India joint venture, Aditya Birla Sun Life AMC Limited (“ABSLAMC”) completed an Initial Public Offering (“IPO”). As a result of the IPO, our holding was reduced by 12.5% and we generated proceeds of approximately $430 million, which included a realized gain of approximately $360 million (post-tax $300 million). After the IPO, we retained indirect ownership of the listed entity of 36.5%. Shares of ABSLAMC began trading on the BSE Limited and the National Stock Exchange of India Limited on October 11, 2021.The transaction will result in an increase in the LICAT ratios of both SLF Inc. and Sun Life Assurance of approximately one percentage point. For additional information, refer to Note 17 in our Interim Consolidated Financial Statements for the period ended September 30, 2021.

F. Performance by Business Segment

	Quarterly results			Year-to-date
($ millions)	Q3'21	Q2'21	Q3'20	2021	2020
Reported net income (loss)
Canada	393	404	387	1,202	462
U.S.	46	157	(113)	414	169
Asset Management	301	221	251	752	713
Asia	288	143	236	629	462
Corporate	(9)	(25)	(11)	(141)	(146)
Total reported net income (loss)	1,019	900	750	2,856	1,660
Underlying net income (loss)(1)
Canada	290	290	293	865	830
U.S.	110	165	136	446	420
Asset Management	362	311	294	964	795
Asia	145	152	164	456	463
Corporate	(5)	(35)	(45)	(96)	(157)
Total underlying net income (loss)(1)	902	883	842	2,635	2,351

(1)Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.

Information describing the business segments and their respective business units is included in our 2020 annual MD&A. All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

14 Third Quarter 2021 Sun Life Financial Inc.      Management’s Discussion and Analysis

1. Canada

	Quarterly results			Year-to-date
($ millions)	Q3'21	Q2'21	Q3'20	2021	2020
Individual Insurance & Wealth	203	251	76	694	(81)
Group Benefits	79	70	212	206	348
Group Retirement Services	111	83	99	302	195
Reported net income (loss)	393	404	387	1,202	462
Less: Market-related impacts(1)	146	114	29	384	(407)
Assumption changes and management actions(1)	42	—	60	38	35
Other(1)(2)	(85)	—	5	(85)	4
Underlying net income(3)	290	290	293	865	830
Reported ROE (%)(3)	19.5%	20.8%	21.0%	20.6%	8.5%
Underlying ROE (%)(3)	14.4%	14.9%	15.9%	14.9%	15.3%
Insurance sales(3)	182	196	147	611	593
Wealth sales(3)	5,918	3,825	6,837	14,178	15,074

(1)Represents an adjustment made to arrive at a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)Other adjustments to arrive at a non-IFRS financial measure include other items that are unusual or exceptional in nature. See section M - Non-IFRS Financial Measures in this document.
(3)Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.

Profitability
Quarterly Comparison - Q3 2021 vs. Q3 2020
Canada's Q3'21 reported net income of $393 million was in line with the prior year, driven by favourable market-related impacts from changes in the fair value of investment properties, partially offset by a par allocation adjustment. Underlying net income was in line with the prior year, as business growth, higher tax-exempt investment income and favourable credit experience were offset by unfavourable GB morbidity experience and higher expenses. The prior year included favourable morbidity experience in GB, driven by lower disability claim volumes.

Year-to-Date Comparison - Q3 2021 vs. Q3 2020
For the first nine months of 2021, Canada's Q3'21 reported net income increased $740 million compared to the same period in 2020, driven by favourable market-related impacts, from higher equity market, changes in interest rates, and changes in the fair value of investment properties. Underlying net income increased by $35 million or 4%, driven by favourable credit experience and business growth, partially offset by lower investing activity and unfavourable GB morbidity experience.

Growth
Quarterly Comparison - Q3 2021 vs. Q3 2020
Canada insurance sales in the third quarter of 2021 increased by $35 million or 24% compared to the same period in 2020. Individual insurance sales were $101 million, an increase of $21 million or 26%, driven by higher participating whole life insurance sales. Sales in GB were $81 million, an increase of $14 million or 21%, driven by higher large case sales.

Canada wealth sales decreased by $919 million or 13% in the third quarter of 2021 compared to the same period in 2020. Individual wealth sales were $1.9 billion, an increase of $205 million or 12%, driven by higher mutual fund sales. GRS sales were $4.0 billion, a decrease of $1.1 billion or 22%, reflecting lower defined contribution sales as the prior year included a large case sale.

Year-to-Date Comparison - Q3 2021 vs. Q3 2020
Canada insurance sales increased by $18 million or 3% in the first nine months of 2021 compared to the same period in 2020. Individual insurance sales were $328 million, an increase of $88 million or 37%, driven by higher participating whole life insurance sales. Sales in GB were $283 million, a decrease of $70 million or 20%, due to lower large case sales.

Canada wealth sales decreased by $896 million or 6% in the first nine months of 2021 compared to the same period in 2020. Individual wealth sales were $6.8 billion, an increase of $1.5 billion or 28%, driven by higher mutual fund sales. GRS sales were $7.4 billion, a decrease of $2.4 billion or 24%, reflecting higher defined contribution and retained sales in the large case market in the prior year. This was partially offset by increased asset consolidations and rollovers.

Management’s Discussion and Analysis         Sun Life Financial Inc.     Third Quarter 2021    15

2. U.S.

	Quarterly results			Year-to-date
(US$ millions)	Q3'21	Q2'21	Q3'20	2021	2020
Group Benefits	50	100	97	238	255
In-force Management	(13)	27	(182)	93	(130)
Reported net income	37	127	(85)	331	125
Less: Market-related impacts(1)	12	(5)	(13)	41	5
Assumption changes and management actions(1)	(62)	—	(173)	(65)	(190)
Acquisition, integration and restructuring(1)	(1)	(1)	(1)	(2)	(3)
Underlying net income(2)	88	133	102	357	313
Reported ROE (%)(2)	4.9%	17.4%	(12.3)%	15.2%	5.9%
Underlying ROE (%)(2)	11.6%	18.3%	14.8%	16.4%	14.8%
After-tax profit margin for Group Benefits (%)(2)(3)	7.7%	8.5%	7.8%	7.7%	7.8%
Insurance sales(2)	158	156	172	435	459
(C$ millions)
Reported net income	46	157	(113)	414	169
Underlying net income(2)	110	165	136	446	420

(1)Represents an adjustment made to arrive at a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.
(3)Based on underlying net income, on a trailing four-quarter basis. See section M - Non-IFRS Financial Measures in this document.

Profitability
Quarterly Comparison - Q3 2021 vs. Q3 2020
U.S.'s Q3'21 reported net income of US$37 million ($46 million) increased US$122 million ($159 million) compared to the same period in 2020, driven by ACMA impacts largely pertaining to In-force Management. Underlying net income decreased by US$14 million ($26 million) or 14% (19%), reflecting an increase in COVID-19-related claims impacting our employee benefits' mortality and morbidity experience. This was partially offset by favourable morbidity experience in medical stop-loss, and mortality claims experience in In-force Management. The impacts of foreign exchange translation led to a decline of $3 million in reported net income and $7 million in underlying net income.

The trailing four-quarter after-tax profit margin for Group Benefits was 7.7% as of the third quarter of 2021, compared to 7.8% as of the third quarter of 2020.

Year-to-Date Comparison - Q3 2021 vs. Q3 2020
For the first nine months of 2021, U.S.'s Q3'21 reported net income increased US$206 million ($245 million) compared to the same period in 2020, driven by ACMA impacts. Underlying net income increased by US$44 million ($26 million) or 14% (6%), driven by favourable morbidity and credit experience, as well as improved mortality experience, partially offset by expense experience. The impacts of foreign exchange translation led to a decline of $39 million in reported net income and $38 million in underlying net income.

Growth
Quarterly Comparison - Q3 2021 vs. Q3 2020
U.S. insurance sales declined by US$14 million or 8% in the third quarter of 2021 compared to the same period in 2020, reflecting lower employee benefits and medical stop-loss sales.

Year-to-Date Comparison - Q3 2021 vs. Q3 2020
U.S. insurance sales declined by US$24 million or 5% in the first nine months of 2021 compared to the same period in 2020, reflecting lower medical stop-loss sales, partially offset by increased employee benefit sales.

Acquisition of PinnacleCare
On July 1, 2021, we completed the acquisition of PinnacleCare, a leading U.S. health care navigation and medical intelligence provider, for $110 million (US$85 million). PinnacleCare joins our U.S. Group Benefits business in the medical stop-loss organization, the largest independent medical stop-loss provider in the country. The acquisition expands our medical stop-loss business beyond the traditional model that reimburses employers after care has occurred, to one that engages employees at diagnosis to help improve the entire care experience and outcomes for both the employee and employer. For additional information, refer to Note 3 in our Interim Consolidated Financial Statements for the period ended September 30, 2021.

16 Third Quarter 2021 Sun Life Financial Inc.      Management’s Discussion and Analysis

3. Asset Management

	Quarterly results			Year-to-date
Asset Management (C$ millions)	Q3'21	Q2'21	Q3'20	2021	2020
Reported net income	301	221	251	752	713
Less: Fair value adjustments on MFS's share-based payment awards(1)	(43)	(52)	(32)	(139)	(46)
Acquisition, integration and restructuring(1)(2)	(18)	(17)	(11)	(52)	(36)
Other(1)(3)	—	(21)	—	(21)	—
Underlying net income(4)	362	311	294	964	795
Assets under management (C$ billions)(4)(5)	1,008.8	988.6	845.5	1,008.8	845.5
Gross flows (C$ billions)(4)(6)	40.7	47.2	43.1	146.1	146.6
Net flows (C$ billions)(4)(6)	1.8	0.7	6.9	12.8	14.5
MFS (C$ millions)
Reported net income	284	234	244	754	689
Less: Fair value adjustments on MFS's share-based payment awards(1)	(43)	(52)	(32)	(139)	(46)
Underlying net income(4)	327	286	276	893	735
Assets under management (C$ billions)(4)	833.0	820.0	730.1	833.0	730.1
Gross flows (C$ billions)(4)	33.7	36.1	40.6	115.2	137.9
Net flows (C$ billions)(4)	(2.7)	(6.9)	6.0	(10.0)	15.8
MFS (US$ millions)
Reported net income	225	191	183	602	510
Less: Fair value adjustments on MFS's share-based payment awards(1)	(34)	(42)	(24)	(111)	(34)
Underlying net income(4)	259	233	207	713	544
Pre-tax net operating profit margin ratio for MFS(4)	42%	39%	40%	40%	38%
Average net assets (US$ billions)(4)	675.5	655.1	539.7	650.0	507.9
Assets under management (US$ billions)(4)(7)	657.1	661.6	548.2	657.1	548.2
Gross flows (US$ billions)(4)	26.7	29.4	30.4	92.0	101.8
Net flows (US$ billions)(4)	(2.2)	(5.6)	4.5	(8.1)	11.6
Asset appreciation (depreciation) (US$ billions)	(2.4)	40.9	35.2	54.9	9.2
S&P 500 Index (daily average)	4,424	4,182	3,316	4,158	3,104
MSCI EAFE Index (daily average)	2,338	2,305	1,871	2,282	1,806
SLC Management (C$ millions)
Reported net income	17	(13)	7	(2)	24
Less: Acquisition, integration and restructuring(1)(2)	(18)	(17)	(11)	(52)	(36)
Other(1)(3)	—	(21)	—	(21)	—
Underlying net income(4)	35	25	18	71	60
Assets under management (C$ billions)(4)(5)	175.8	168.6	115.4	175.8	115.4
Gross flows (C$ billions)(4)(6)	7.0	11.1	2.5	30.9	8.7
Net flows (C$ billions)(4)(6)	4.6	7.6	0.9	22.8	(1.3)

(1)Represents an adjustment made to arrive at a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)Amounts relate to acquisition costs for our acquisition of a majority stake in BentallGreenOak ("BGO acquisition"), our acquisition of a majority stake in InfraRed Capital Partners ("InfraRed acquisition"), and the Crescent acquisition, which include the unwinding of the discount for Other financial liabilities of $17 million, $13 million and $44 million in the third quarter, second quarter and first nine months of 2021, respectively ($11 million, $11 million and $32 million in the third quarter, second quarter and first nine months of 2020, respectively).
(3)Other adjustments to arrive at a non-IFRS financial measure include other items that are unusual or exceptional in nature. See section M - Non-IFRS Financial Measures in this document.
(4)Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.
(5)Effective January 1, 2021, the methodology for AUM was updated for SLC Management with respect to certain real estate and investment-grade fixed income products to include uncalled capital commitments. We have updated prior period amounts to reflect this change. For more details, see section M - Non-IFRS Financial Measures in this document.
(6)Effective January 1, 2021, the methodology for gross flows and outflows was updated for SLC Management. Prior period amounts have not been updated. For more details, see section M - Non-IFRS Financial Measures in this document.
(7)Monthly information on AUM is provided by MFS in its Corporate Fact Sheet, which can be found at www.mfs.com/CorpFact. The Corporate Fact Sheet also provides MFS's U.S. GAAP assets and liabilities as at September 30, 2021.

Management’s Discussion and Analysis         Sun Life Financial Inc.     Third Quarter 2021    17

Profitability
Quarterly Comparison - Q3 2021 vs. Q3 2020
Asset Management's Q3'21 reported net income of $301 million increased $50 million or 20% compared to the same period in 2020, driven by an increase in underlying net income of $68 million. The increase in underlying net income was driven by MFS and SLC Management, partially offset by the unfavourable impacts of foreign exchange translation. The increase in MFS was driven by higher average net assets ("ANA"), partially offset by higher variable compensation expenses. The increase in SLC Management was driven by gains on real estate seed investments, partially offset by prior year performance fees and sales incentives related to fundraising in the current quarter. The impacts of foreign exchange translation led to a decline of $17 million in reported net income and $19 million in underlying net income.

MFS's Q3'21 reported net income of US$225 million increased US$42 million or 23% compared to the same period in 2020, driven by the increase in underlying net income of US$52 million, partially offset by higher fair value adjustments on MFS's share-based payment awards. The increase in underlying net income was driven by higher ANA, partially offset by higher variable compensation expenses. Pre-tax net operating profit margin ratio for MFS for the third quarter of 2021 was 42%, compared to 40% in the same period of 2020.

SLC Management's Q3'21 reported net income of $17 million increased $10 million compared to the same period in 2020, largely reflecting the increase in underlying net income of $17 million. The increase in underlying net income was driven by gains on real estate seed investments. This was partially offset by prior year performance fees and sales incentives related to fundraising in the current quarter.

Year-to-Date Comparison - Q3 2021 vs. Q3 2020
For the first nine months of 2021, Asset Management’s Q3'21 reported net income of $752 million increased $39 million or 5% compared to the same period in 2020, reflecting the increase in underlying net income of $169 million, partially offset by higher fair value adjustments on MFS's share based payment awards and higher acquisition costs in SLC Management. The increase in underlying net income was driven primarily by MFS and SLC Management, partially offset by unfavourable impacts of foreign exchange translation. The increase in MFS was driven by higher ANA, partially offset by higher variable compensation expenses. The increase in SLC Management was driven by gains on real estate seed investments compared to losses in the prior year, and results from our acquisitions, partially offset by higher performance fees in the prior year and sales incentives related to fundraising in the current year. The impacts of foreign exchange translation led to a decline of $61 million in reported net income and $73 million in underlying net income.

For the first nine months of 2021, MFS’s Q3'21 reported net income of US$602 million increased US$92 million or 18% compared to the same period in 2020, driven by the change in underlying net income of US$169 million, partially offset by higher fair value adjustments on MFS's share based payment awards. The increase in the underlying net income was driven by higher ANA, partially offset by higher variable compensation expenses.

For the first nine months of 2021, SLC Management's Q3'21 reported net loss was $2 million, $26 million lower compared to the same period in 2020, reflecting the impact of the UK Tax Rate Change(1) of $21 million in Q2 2021 and higher acquisition costs primarily due to the Crescent acquisition, partially offset by the increase in underlying net income of $11 million. The increase in underlying net income was driven by gains on real estate seed investments compared to losses in the prior year, and results from our acquisitions. This was partially offset by higher performance fees in the prior year and sales incentives related to fundraising in the current year.

Growth
Asset Management’s AUM increased by $116.9 billion or 13% as at September 30, 2021 compared to December 31, 2020, driven by asset appreciation of $71.0 billion, the Crescent acquisition of $39.1 billion and net inflows of $12.8 billion, partially offset by Client distributions of $3.7 billion.

MFS’s AUM increased by US$46.8 billion or 8% as at September 30, 2021 compared to December 31, 2020, driven by asset appreciation of US$54.9 billion, partially offset by net outflows of US$8.1 billion.

In the third quarter of 2021, MFS reported net outflows of US$2.2 billion, and 92%, 84% and 83% of MFS's U.S. retail mutual fund assets ranked in the top half of their Morningstar categories based on ten-, five- and three-year performance, respectively.

SLC Management's AUM increased by $60.7 billion or 53% as at September 30, 2021 compared to December 31, 2020, driven by the Crescent acquisition of $39.1 billion, net inflows of $22.8 billion, asset appreciation of $3.0 billion, and other items. These factors were partially offset by Client distributions of $3.7 billion and the unfavourable impacts of foreign exchange translation of $0.7 billion.

In the third quarter of 2021, SLC Management reported net inflows of $4.6 billion, which were comprised of Client contributions and capital raising, totalling $7.0 billion, of which approximately $3.6 billion is fee-eligible, partially offset by outflows of $2.5 billion from Client withdrawals.

(1)For more information, see section C - Profitability - 5 - Income taxes in our Q2 2021 MD&A.
18 Third Quarter 2021 Sun Life Financial Inc.      Management’s Discussion and Analysis

4. Asia

	Quarterly results			Year-to-date
($ millions)	Q3'21	Q2'21	Q3'20	2021	2020
Local Markets	92	55	76	234	207
International Hubs	196	88	160	395	255
Reported net income	288	143	236	629	462
Less: Market-related impacts(1)	13	(11)	(9)	38	(80)
Assumption changes and management actions(1)	132	2	80	137	78
Acquisition, integration and restructuring(1)	(2)	—	1	(2)	1
Underlying net income (loss)(2)	145	152	164	456	463
Reported ROE (%)(2)	18.5%	9.4%	15.6%	13.7%	10.7%
Underlying ROE (%)(2)	9.3%	10.1%	10.9%	10.0%	10.7%
Insurance sales(2)	247	323	304	913	862
Wealth sales(2)	4,125	4,024	2,781	11,445	7,557

(1)Represents an adjustment made to arrive at a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.

Profitability
Quarterly Comparison - Q3 2021 vs. Q3 2020
Asia's Q3'21 reported net income of $288 million increased $52 million or 22% compared to the same period in 2020, driven by favourable ACMA and market-related impacts. Underlying net income decreased by $19 million or 12%, reflecting unfavourable mortality experience in Indonesia and the Philippines related to COVID-19, an increase in digital investments, and the unfavourable impacts of foreign exchange translation. These were partially offset by business growth. Other experience included higher mortality from our India joint venture(1). The impacts of foreign exchange translation led to a decline of $20 million in reported net income and $10 million in underlying net income.

Year-to-Date Comparison - Q3 2021 vs. Q3 2020
For the first nine months of 2021, Asia's Q3'21 reported net income of $629 million increased $167 million or 36% compared to the same period in 2020, driven by favourable market-related and ACMA impacts. Market-related impacts reflected changes in interest rates and equity markets. Underlying net income was in line with the prior year, as business growth, new business gains and credit experience were largely offset by unfavourable expense and mortality experience, the unfavourable impacts of foreign exchange translation, and higher mortality from our India joint venture reflected in other experience(1). The impacts of foreign exchange translation led to a decline of $44 million in reported net income and $32 million in underlying net income.

Growth
Quarterly Comparison - Q3 2021 vs. Q3 2020
Asia insurance sales in the third quarter of 2021 decreased by 14% compared to the same period in 2020, excluding the unfavourable impacts of foreign exchange translation. Individual insurance sales were $235 million. Excluding the unfavourable impacts of foreign exchange translation, individual insurance sales declined 16%, reflecting lower sales in Hong Kong and International, partially offset by higher sales in the Philippines and India.

Asia wealth sales increased by 58% in the third quarter of 2021 compared to the same period in 2020, excluding the unfavourable impacts of foreign exchange translation, driven by mutual fund sales in India, money market sales in the Philippines, and the pension business in Hong Kong.

Year-to-Date Comparison - Q3 2021 vs. Q3 2020
Asia insurance sales increased by 13% in the first nine months of 2021 compared to the same period in 2020, excluding the unfavourable impacts of foreign exchange translation. Individual insurance sales were $885 million. Excluding the unfavourable impacts of foreign exchange translation, individual insurance sales increased 13%, driven by Vietnam, the Philippines and India, partially offset by Hong Kong.

Asia wealth sales increased by 62% in the first nine months of 2021 compared to the same period in 2020, excluding the unfavourable impacts of foreign exchange translation, driven by mutual fund sales in India, the pension business in Hong Kong and money market sales in the Philippines.

(1)Experience-related items from our India, China and Malaysia joint ventures and associates are recorded within other experience.
Management’s Discussion and Analysis         Sun Life Financial Inc.     Third Quarter 2021    19

5. Corporate

	Quarterly results			Year-to-date
($ millions)	Q3'21	Q2'21	Q3'20	2021	2020
UK	30	25	54	118	150
Corporate Support	(39)	(50)	(65)	(259)	(296)
Reported net income (loss)	(9)	(25)	(11)	(141)	(146)
Less: Market-related impacts(1)	(3)	(6)	(3)	(4)	—
Assumption changes and management actions(1)	(1)	—	37	—	39
Acquisition, integration and restructuring(1)	—	6	—	(51)	(28)
Other(1)(2)	—	10	—	10	—
Underlying net income (loss)(3)	(5)	(35)	(45)	(96)	(157)

(1)Represents an adjustment made to arrive at a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)Other adjustments to arrive at a non-IFRS financial measure include other items that are unusual or exceptional in nature. See section M - Non-IFRS Financial Measures in this document.
(3)Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.

Profitability
Quarterly Comparison - Q3 2021 vs. Q3 2020
Corporate's reported net loss of $9 million was in line with the same period in 2020, as the improvement in underlying net loss of $40 million was offset by favourable ACMA impacts in the prior year, predominantly pertaining to the UK. Underlying net loss was $5 million, an improvement compared to the prior year, driven by higher tax-exempt investment income and favourable credit experience, partially offset by higher project spend.

Year-to-Date Comparison - Q3 2021 vs. Q3 2020
In the first nine months of 2021, Corporate's reported net loss was $141 million, an improvement of $5 million compared to the same period in 2020, driven by the improvement of underlying net loss of $61 million, partially offset by favourable impacts of ACMA in the prior year, predominantly pertaining to the UK, and higher restructuring costs. Underlying net loss was $96 million, an improvement compared to the prior year, driven by higher tax-exempt investment income(1), partially offset by expense experience.

G. Investments
Total general fund invested assets of $176.7 billion as at September 30, 2021, compared to $177.9 billion as at December 31, 2020. The decrease was primarily due to a decline in net fair value from rising interest rates, the impacts of foreign exchange translation and decline in cash, including the funding of acquisitions and the redemption of subordinated debt and preferred shares. This was partially offset by net purchases in our invested asset portfolio from cash received from general operating activities. Our general fund invested assets are well-diversified across investment types, geographies and sectors with the majority of our portfolio invested in fixed income high-quality assets.

The following table sets out the composition of our general fund invested assets:(1)

	September 30, 2021		December 31, 2020
($ millions)	Carrying value	% of Total carrying value	Carrying value	% of Total carrying value
Cash, cash equivalents and short-term securities	11,525	6%	13,527	8%
Debt securities	86,130	49%	89,089	50%
Equity securities	7,439	4%	6,631	4%
Mortgages and loans	51,126	29%	49,946	28%
Derivative assets	1,250	1%	2,160	1%
Other invested assets	7,366	4%	5,778	3%
Policy loans	3,254	2%	3,265	2%
Investment properties	8,599	5%	7,516	4%
Total invested assets	176,689	100%	177,912	100%

(1)The values and ratios presented are based on the fair value of the respective asset categories. Generally, the carrying values for invested assets are equal to their fair values; however our mortgages and loans are generally carried at amortized cost. For invested assets supporting insurance contracts, in the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the assets.

(1)Prior year's underlying net income included an unfavourable adjustment relating to historical Canadian tax filings and lower tax-exempt investment income.
20 Third Quarter 2021 Sun Life Financial Inc.      Management’s Discussion and Analysis

1. Debt Securities
Our debt securities portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality and liquidity, while ensuring that it remains well-diversified and duration-matched to insurance contract liabilities. As at September 30, 2021, with the exception of certain countries where we have business operations, including Canada, the United States, the United Kingdom and the Philippines, our exposure to debt securities from any single country did not exceed 1% of total invested assets.

Debt Securities by Geography
The carrying value of fair value through profit or loss ("FVTPL") and AFS debt securities by geographic location is presented in the following table.

	September 30, 2021				December 31, 2020
($ millions)	FVTPL debt securities	AFS debt securities	Total	% of Total	FVTPL debt securities	AFS debt securities	Total	% of Total
Debt securities by geography:
Canada	31,432	4,702	36,134	42%	34,005	4,685	38,690	44%
United States	26,700	4,359	31,059	36%	27,183	3,984	31,167	35%
Europe	8,074	1,161	9,235	11%	8,734	966	9,700	11%
Asia	5,267	545	5,812	7%	5,095	600	5,695	6%
Other	2,788	1,102	3,890	4%	2,817	1,020	3,837	4%
Total debt securities	74,261	11,869	86,130	100%	77,834	11,255	89,089	100%

Our gross unrealized losses as at September 30, 2021 for FVTPL and AFS debt securities were $740 million and $113 million, respectively, compared with $94 million and $27 million, respectively, as at December 31, 2020. The increase in gross unrealized losses was largely due to the impact from rising interest rates.

Debt Securities by Credit Rating
Debt securities with a credit rating of "A" or higher represented 72% of the total debt securities as at September 30, 2021, consistent to December 31, 2020. Debt securities with a credit rating of "BBB" or higher represented 99% of total debt securities as at September 30, 2021, compared to 98% as at December 31, 2020.

2. Mortgages and Loans
Mortgages and loans are presented at their carrying value in our Interim Consolidated Financial Statements. Our mortgage portfolio consisted almost entirely of first mortgages and our loan portfolio consisted of private placement loans.

Mortgages and Loans by Geography
The carrying value of mortgages and loans by geographic location is presented in the following table.(1)

	September 30, 2021			December 31, 2020
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	9,210	12,906	22,116	9,119	13,107	22,226
United States	6,054	14,633	20,687	6,309	13,773	20,082
Europe	—	5,817	5,817	—	5,352	5,352
Asia	—	419	419	—	366	366
Other	—	2,087	2,087	—	1,920	1,920
Total mortgages and loans	15,264	35,862	51,126	15,428	34,518	49,946
% of Total Invested Assets	9%	20%	29%	9%	19%	28%

(1)The geographic location for mortgages is based on the location of the property and for loans it is based on the country of the creditor's parent.

As at September 30, 2021, we held $15.3 billion of mortgages, compared to $15.4 billion as at December 31, 2020. Our mortgage portfolio consists entirely of commercial mortgages, including retail, office, multi-family, industrial and land properties. As at September 30, 2021, 37% of our commercial mortgage portfolio consisted of multi-family residential mortgages; there are no single-family residential mortgages. Our uninsured commercial portfolio had a weighted average loan-to-value ratio of approximately 57% as at September 30, 2021, compared to 58% as at December 31, 2020. While we generally limit the maximum loan-to-value ratio to 75% at issuance, we may invest in mortgages with a higher loan-to-value ratio in Canada if the mortgage is insured by the Canada Mortgage and Housing Corporation ("CMHC"). The estimated weighted average debt service coverage for our uninsured commercial portfolio is 1.69 times. Of the $4.0 billion of multi-family residential mortgages in the Canadian commercial mortgage portfolio, 93% were insured by the CMHC.

As at September 30, 2021, we held $35.9 billion of loans, compared to $34.5 billion as at December 31, 2020. Private placement loans provide diversification by type of loan, industry segment and borrower credit quality. The private placement loan portfolio consists of senior secured and unsecured loans to large- and mid-market corporate borrowers, securitized lease/loan obligations secured by a variety of assets, and project finance loans in sectors such as power and infrastructure.
Management’s Discussion and Analysis         Sun Life Financial Inc.     Third Quarter 2021    21

Mortgages and Loans Past Due or Impaired
The gross carrying value and allowance for mortgages and loans past due or impaired are presented in the following table.

	September 30, 2021
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Not past due	15,238	35,832	51,070	—	—	—
Past due:
Past due less than 90 days	—	—	—	—	—	—
Past due 90 days or more	—	—	—	—	—	—
Impaired	92	78	170	66	48	114
Total	15,330	35,910	51,240	66	48	114
	December 31, 2020
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Not past due	15,402	34,486	49,888	—	—	—
Past due:
Past due less than 90 days	—	—	—	—	—	—
Past due 90 days or more	—	—	—	—	—	—
Impaired	92	81	173	66	49	115
Total	15,494	34,567	50,061	66	49	115
Our impaired mortgages and loans, net of allowances for losses, were $56 million as at September 30, 2021, compared to $58 million as at December 31, 2020.

3. Derivative Financial Instruments
The values associated with our derivative instruments are presented in the following table. Notional amounts serve as the basis for payments calculated under derivatives contracts and are generally not exchanged.

($ millions)	September 30, 2021	December 31, 2020
Net fair value asset (liability)	(571)	416
Total notional amount	64,434	62,792
Credit equivalent amount(1)	785	904
Risk-weighted credit equivalent amount(1)	18	21

(1)Amounts presented are net of collateral received.

The net fair value of derivatives was a liability of $571 million as at September 30, 2021, compared to an asset of $416 million as at
December 31, 2020. The decrease in net fair value was primarily due to the impact from upward shifts in yield curves, partially offset by the strengthening of the Canadian dollar against the U.S. dollar on foreign exchange contracts.

The total notional amount of our derivatives increased to $64.4 billion as at September 30, 2021 from $62.8 billion as at December 31, 2020. The change in notional amount is mainly attributable to an increase in foreign exchange contracts used for hedging foreign currency assets.

4. Asset Default Provision
We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yields that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released.

Our asset default provision reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. Our asset default provision as at September 30, 2021 was $2,944 million compared to $3,127 million as at December 31, 2020. The decrease of $183 million was primarily due to the release of provisions on fixed income assets supporting our insurance contract liabilities, yield curve movements and the impacts of foreign exchange translation, partially offset by increases in the provisions for assets purchased, net of dispositions.

A one-notch downgrade of 25% of our fixed income investment portfolio(1) would result in an increase in insurance contract liabilities from the changes in ratings of $125 million post-tax and a decrease to our common shareholders' net income. This excludes the impact from the release of best estimate credit provision and fixed income investments not impacting shareholders net income, for example assets supporting participating policyholders. Of this total amount, approximately 60% related to our BBB portfolio.

(1)Excluding federal and provincial securities, asset-backed securities, mortgage-backed securities, and CMHC mortgages.
22 Third Quarter 2021 Sun Life Financial Inc.      Management’s Discussion and Analysis

H. Risk Management

This section includes our disclosure on market risks and should be read in conjunction with our unaudited Interim Consolidated Financial Statements for the quarter ended September 30, 2021.

We have established a Risk Management Framework to assist in identifying, measuring, managing, monitoring and reporting risks. The Risk Management Framework covers all risks and these have been grouped into six major categories: market, insurance, credit, business and strategic, operational and liquidity risks. The impact of the COVID-19 pandemic is resulting in the potential for simultaneous adverse impacts across all six major risk categories, though the time horizon and magnitude of these impacts is uncertain at this time. For additional information, refer to sections B - Overview - 4 - COVID-19 and J - Risk Management - 9 - Risks relating to the COVID-19 Pandemic in the 2020 Annual MD&A.

Through our enterprise risk management processes, we oversee the various risk factors identified in the Risk Management Framework and provide reports to senior management and to the Board Committees at least quarterly. Our enterprise risk management processes and risk factors are described in our annual MD&A and AIF.

When referring to segregated funds in this section, it is inclusive of segregated fund guarantees, variable annuities and investment products and includes Run-off reinsurance in Corporate.

Market Risk Sensitivities
Our net income(1) is affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Consolidated Financial Statements, primarily as Insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates, credit and swap spreads and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our Consolidated Financial Statements. Refer to Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section for important additional information regarding these estimates.

The market value of our investments in fixed income and equity securities fluctuates based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases with declining interest rates and decreases with rising interest rates. The market value of equities designated as AFS and held primarily in our surplus segment increases with rising equity markets and decreases with declining equity markets. Changes in the market value of AFS assets flow through OCI and are only recognized in net income when realized upon sale, or when considered impaired. The sale or impairment of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

We realized $41 million (pre-tax), in net gains on the sale of AFS assets during the third quarter of 2021 ($36 million(2) pre-tax in the third quarter of 2020). The net unrealized gains (losses) within our Accumulated OCI position on AFS fixed income and equity assets were $175 million and $82 million, respectively, net of tax, as at September 30, 2021 ($556 million and $76 million, respectively, net of tax, as at December 31, 2020).

(1)Net income in section H - Risk Management in this document refers to common shareholders' net income.
(2)Amount excludes net gains of $282 million relating to the impact from the repayment of our senior financing obligation. Including the net gains from the impact of the repayment of our senior financing obligation, we realized $318 million pre-tax in net gains on the sale of AFS assets in the third quarter of 2020. Our senior financing obligation related to U.S. statutory regulatory capital requirements for In-force Management. See section I - Additional Financial Disclosure in this document.
Management’s Discussion and Analysis         Sun Life Financial Inc.     Third Quarter 2021    23

1. Equity Market Sensitivities
The following table sets out the estimated immediate impact on, or sensitivity of, our net income and OCI and Sun Life Assurance's LICAT ratio to certain instantaneous changes in equity market prices as at September 30, 2021 and December 31, 2020.

It is important to note that these estimates are illustrative and performance of our segregated fund dynamic hedging program may differ as actual equity-related exposures vary from broad market indices (the impact of active management, basis risk, and other factors) and higher or lower volatility level than assumed.

($ millions, unless otherwise noted) As at September 30, 2021
Change in Equity Markets(1)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(2)(3)	$(400)	$(150)	$150	$350
Potential impact on OCI(3)	$(50)	$(50)	$50	$50
Potential impact on LICAT(2)(4)	0.5% point decrease	0.5% point decrease	0.0% point change	0.5% point increase

($ millions, unless otherwise noted) As at December 31, 2020
Change in Equity Markets(1)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(2)(3)	$(400)	$(150)	$150	$300
Potential impact on OCI(3)	$(50)	$—	$—	$50
Potential impact on LICAT(2)(4)	0.0% point change	0.0% point change	0.0% point change	0.5% point decrease

(1)Represents the respective change across all equity markets as at September 30, 2021 and December 31, 2020. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).
(2)The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at September 30, 2021 and December 31, 2020, and include new business added and product changes implemented prior to such dates.
(3)Net income and OCI sensitivities have been rounded in increments of $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.
(4)The LICAT sensitivities illustrate the impact on Sun Life Assurance as at September 30, 2021 and December 31, 2020. The sensitivities assume that a scenario switch does not occur in the quarter. LICAT ratios are rounded in increments of 0.5%.

2. Interest Rate Sensitivities
The following table sets out the estimated immediate impact on, or sensitivity of, our net income and OCI and Sun Life Assurance's LICAT ratio to certain instantaneous changes in interest rates as at September 30, 2021 and December 31, 2020.

Our LICAT sensitivities may be non-linear and can change due to the interrelationship between market rates and spreads, actuarial assumptions and our LICAT calculations.

($ millions, unless otherwise noted)	As at September 30, 2021		As at December 31, 2020
Change in Interest Rates(1)	50 basis point decrease	50 basis point increase	50 basis point decrease	50 basis point increase
Potential impact on net income(2)(3)(4)	$(50)	$50	$(100)	$100
Potential impact on OCI(3)	$250	$(250)	$250	$(250)
Potential impact on LICAT(2)(5)	1.0% point increase	0.5% point decrease	3.5% point increase	1.5% point decrease

(1)Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at September 30, 2021 and December 31, 2020 with no change to the Actuarial Standards Board ("ASB") promulgated URR. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates).
(2)The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at September 30, 2021 and December 31, 2020, and include new business added and product changes implemented prior to such dates.
(3)Net income and OCI sensitivities have been rounded in increments of $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.
(4)The majority of interest rate sensitivity, after hedging, is attributed to individual insurance products. We also have interest rate sensitivity, after hedging, from our fixed annuity and segregated funds products.
(5)The LICAT sensitivities illustrate the impact on Sun Life Assurance as at September 30, 2021 and December 31, 2020. The sensitivities assume that a scenario switch does not occur in the quarter. LICAT ratios are rounded in increments of 0.5%.

The above sensitivities were determined using a 50 basis point change in interest rates and a 10% change in our equity markets because we believe that these market shocks were reasonably possible as at September 30, 2021. We have also disclosed the impact of a 25% change in equity markets to illustrate that significant changes in equity market levels may result in other than proportionate impacts on our sensitivities.

3. Credit Spread and Swap Spread Sensitivities
The credit spread sensitivities reflect the impact of changes in credit spreads on our asset and liability valuations (including non-sovereign fixed income assets, provincial governments, corporate bonds, and other fixed income assets). The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions and liability valuations.
24 Third Quarter 2021 Sun Life Financial Inc.      Management’s Discussion and Analysis

The following table sets out the estimated immediate impact on, or sensitivity of, our net income and Sun Life Assurance's LICAT ratio attributable to certain instantaneous changes in credit and swap spreads as at September 30, 2021 and December 31, 2020.

($ millions, unless otherwise noted)	As at September 30, 2021		As at December 31, 2020
Change in Credit Spreads(1)	50 basis point decrease	50 basis point increase	50 basis point decrease	50 basis point increase
Potential impact on net income(2)	$(75)	$50	$(125)	$75
Potential impact on LICAT(3)	1.0% point decrease	1.0% point increase	0.5% point decrease	0.5% point increase

(1)In most instances, credit spreads are assumed to revert to long-term insurance contract liability assumptions generally over a five-year period.
(2)Sensitivities have been rounded in increments of $25 million.
(3)The LICAT sensitivities illustrate the impact on Sun Life Assurance as at September 30, 2021 and December 31, 2020. The sensitivities assume that a scenario switch does not occur in the quarter. LICAT ratios are rounded in increments of 0.5%.

($ millions, unless otherwise noted)	As at September 30, 2021		As at December 31,2020
Change in Swap Spreads	20 basis point decrease	20 basis point increase	20 basis point decrease	20 basis point increase
Potential impact on net income(1)	$25	$(25)	$50	$(50)

(1)Sensitivities have been rounded in increments of $25 million.

The credit and swap spread sensitivities assume a parallel shift in the indicated spreads across the entire term structure. Variations in realized spread changes based on different terms to maturity, geographies, asset classes and derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates exclude any credit spread impact that may arise in connection with asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Refer to Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section for important additional information regarding these estimates.

LICAT Interest Rate Scenario Switch
The LICAT interest rate risk is assessed under four different interest rate scenarios, and the scenario leading to the highest capital requirement is chosen as the worst scenario for each geographic region as defined by the LICAT guideline. Changes and interaction between the level and term movements in interest rates and credit spreads can shift the interest rate scenario applied in the LICAT calculation causing a discontinuity where capital requirements change materially. In 2020, OSFI updated the LICAT guideline for interest rate risk requirements for participating businesses to be smoothed over six quarters. As a result, the actual impact to the LICAT ratio from participating businesses in any quarter will reflect the scenarios from current quarter as well as the prior five quarters and switching from either an adverse or beneficial scenario would have the effect of offsetting the previous impacts over time. As per OSFI's communication, this new treatment will remain in place until at least December 31, 2023. It should be noted that the changing of the scenario can also change the direction of the credit spread sensitivities.

In the second quarter of 2020, Sun Life Assurance experienced a switch in the interest rate scenario in North America. As a result of OSFI's methodology for interest rate risk for participating lines of business, Sun Life Assurance's LICAT ratio was reduced by approximately one LICAT percentage point in the current quarter. The cumulative impact so far has been a reduction of four LICAT percentage points. No additional impact from the scenario switch is expected if we remain in the current scenario.

While SLF Inc. also experienced a scenario switch to the adverse scenario in the second quarter of 2020, in the first quarter of 2021, SLF Inc. switched back to the previous beneficial interest rate scenario. This quarter, SLF Inc. has switched scenarios back to the second quarter of 2020 adverse scenario and is now on the same scenario as Sun Life Assurance. As a result, SLF Inc.'s LICAT ratio was reduced by approximately one LICAT percentage point this quarter. The cumulative impact so far has been a reduction of three LICAT percentage points and, assuming no further scenario switches, there will be an approximately one LICAT percentage point of additional impact.

4. General Account Insurance and Annuity Products
Most of our expected sensitivity to changes in interest rates and about three-quarters of our expected sensitivity to changes in equity markets are derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

Individual insurance products include universal life and other long-term life and health insurance products. Major sources of market risk exposure for individual insurance products include the reinvestment risk related to future premiums on regular premium policies, asset reinvestment risk on both regular premium and single premium policies and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment policy or guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and assets are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of assets and derivative instruments. A portion of the longer-term cash flows are backed with equities and real estate.
For participating insurance products and other insurance products with adjustability features, the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and assets are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Management’s Discussion and Analysis         Sun Life Financial Inc.     Third Quarter 2021    25

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps and swaptions.

Certain insurance and annuity products contain features which allow the policyholders to surrender their policy at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of dynamic hedging strategies and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. Market risk management strategies are implemented to limit the potential financial loss and typically involve the use of fixed income assets, interest rate swaps, and swaptions.

5. Segregated Fund Guarantees
Approximately one-quarter of our equity market sensitivity and a small amount of interest rate risk sensitivity as at September 30, 2021 are derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing these guarantees is uncertain and depends upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

The following table provides information with respect to the guarantees provided for our segregated fund products by business group.

Segregated Fund Risk Exposures

As at September 30, 2021
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
Canada	13,281	201	11,038	324
Asia	1,792	178	1,792	76
Corporate(4)	2,574	150	914	194
Total	17,647	529	13,744	594

As at December 31, 2020
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
Canada	12,533	410	10,954	787
Asia	2,003	180	1,975	97
Corporate(4)	2,548	167	964	221
Total	17,084	757	13,893	1,105

(1)The Amount at Risk represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The Amount at Risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values.
(2)For guaranteed lifetime withdrawal benefits, the value of guarantees is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.
(3)The insurance contract liabilities represent management's provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.
(4)Corporate includes Run-off reinsurance, a closed block of reinsurance. The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001.

The movement of the items in the table above from December 31, 2020 to September 30, 2021 primarily resulted from the following factors:
(i)    the total fund values increased due to an increase in equity markets, which was partially offset by higher interest rates and net redemptions from products closed to new business;
(ii)     the total amount at risk decreased due to increases in equity markets and interest rates;
(iii)     the total value of guarantees decreased due to net redemptions from products closed to new business; and
(iv)     the total insurance contract liabilities decreased due to increases in interest rates and equity markets.

26 Third Quarter 2021 Sun Life Financial Inc.      Management’s Discussion and Analysis

6. Segregated Fund Hedging
Our hedging programs use derivative instruments to mitigate the interest and equity related exposure of our segregated fund contracts. As at September 30, 2021, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our market risk exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and associated margins.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point decrease in interest rates and a 10% and 25% decrease in equity markets for segregated fund contracts as at September 30, 2021 and December 31, 2020.

It is important to note that these estimates are illustrative and performance of our segregated fund dynamic hedging program may differ as actual equity-related exposures vary from broad market indices (the impact of active management, basis risk, and other factors) and higher or lower volatility level than assumed.

Impact of Segregated Fund Hedging

September 30, 2021
($ millions)	Changes in interest rates(3)	Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	10% decrease	25% decrease
Before hedging	(150)	(150)	(400)
Hedging impact	150	100	300
Net of hedging	—	(50)	(100)

December 31, 2020
($ millions)	Changes in interest rates(3)	Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	10% decrease	25% decrease
Before hedging	(200)	(150)	(450)
Hedging impact	200	100	350
Net of hedging	—	(50)	(100)

(1)Net income sensitivities have been rounded in increments of $50 million.
(2)Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this will result in residual volatility to interest rate and equity market shocks in net income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.
(3)Represents a parallel shift in assumed interest rates across the entire yield curve as at September 30, 2021 and December 31, 2020, with no change to the ASB promulgated URR. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates).
(4)Represents the change across all equity markets as at September 30, 2021 and December 31, 2020. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

Our hedging strategy is applied both at the line of business or product level and at the Company level using a combination of dynamic hedging techniques (i.e., frequent re-balancing of short-dated interest rate and equity derivative contracts) and longer-dated put options. We actively monitor our overall market exposure and may implement tactical hedge overlay strategies in order to align expected earnings sensitivities with risk management objectives.

7. Real Estate Risk
Real estate risk is the potential for financial loss arising from fluctuations in the value of, or future cash flows from, our investments in real estate. We are exposed to real estate risk and may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents, and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals, or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. A material and sustained increase in interest rates may lead to deterioration in real estate values. An instantaneous 10% decrease in the value of our direct real estate investments as at September 30, 2021 would decrease net income(1) by approximately $350 million ($275 million decrease as at December 31, 2020). Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at September 30, 2021 would increase net income by approximately $325 million ($250 million increase as at December 31, 2020).

(1)    Sensitivities have been rounded in increments of $25 million.
Management’s Discussion and Analysis         Sun Life Financial Inc.     Third Quarter 2021    27

8. Additional Cautionary Language and Key Assumptions Related to Sensitivities
The market risk sensitivities are measures of estimated changes in net income and OCI for changes in interest rates and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2020 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels, and capital sensitivities to changes in interest rates and equity price levels. The real estate sensitivities are non-IFRS financial measures. For additional information, see section M - Non-IFRS Financial Measures in this document. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate, and LICAT ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market, and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market, and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

As these market risk sensitivities reflect an instantaneous impact on net income, OCI and Sun Life Assurance's LICAT ratio, they do not include impacts over time such as the effect on fee income in our asset management businesses.

The sensitivities reflect the composition of our assets and liabilities as at September 30, 2021 and December 31, 2020, respectively. Changes in these positions due to new sales or maturities, asset purchases/sales, or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge programs in place as at the September 30 and December 31 calculation dates. The actual impact of hedging activity can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), model risk, and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at September 30, 2021 and December 31, 2020, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models, or assumptions (including changes to the ASB promulgated URR) after those dates could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk, volatility risk, and increased levels of derivative counterparty credit risk, liquidity risk, model risk and other operational risks. These factors may adversely impact the net effectiveness, costs, and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs are intended to mitigate these effects, residual risk, potential reported earnings and capital volatility remain. Hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly-rated counterparties, and transacting through over-the-counter ("OTC") contracts cleared through central clearing houses, exchange-traded contracts or bilateral OTC contracts negotiated directly between counterparties that include credit support annexes.

For the reasons outlined above, our sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI, and capital. Given the nature of these calculations, we cannot provide assurance that actual impacts will be consistent with the estimates provided.

Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in the sections in this MD&A under the section M - Accounting and Control Matters - 1 - Critical Accounting Policies and Estimates in our 2020 annual MD&A. Additional information on market risk can be found in Note 6 of our 2020 Annual Consolidated Financial Statements and the Risk Factors section in the AIF.

28 Third Quarter 2021 Sun Life Financial Inc.      Management’s Discussion and Analysis

I. Additional Financial Disclosure
1. Revenue

	Quarterly results			Year-to-date
($ millions)	Q3'21	Q2'21	Q3'20	2021	2020
Premiums
Gross	6,436	6,345	6,981	18,512	18,880
Less: Ceded	602	628	585	1,835	1,817
Net premiums	5,834	5,717	6,396	16,677	17,063
Net investment income (loss)
Interest and other investment income	1,517	1,401	1,074	4,313	3,901
Fair value(1)(2) and foreign currency changes on assets and liabilities	(928)	3,564	497	(4,310)	5,311
Net gains (losses) on available-for-sale assets(2)	41	46	318	141	431
Net Investment income (loss)	630	5,011	1,889	144	9,643
Fee income	2,046	1,941	1,747	5,872	4,982
Total revenue	8,510	12,669	10,032	22,693	31,688

(1)Represents the change in FVTPL assets and liabilities.
(2)The prior year included an AFS gain of $282 million relating to the sale of debt securities and a loss of $342 million as a result of the termination of our fair value derivatives, both of which were related to the repayment of our senior financing obligation. Our senior financing obligation related to U.S. statutory regulatory capital requirements for In-force Management. For additional information, refer to Note 9 in our Interim Consolidated Financial Statements for the period ended September 30, 2020.

Revenue decreased by $1,522 million or 15% in the third quarter of 2021 compared to the same quarter in 2020, predominantly due to fair value changes on assets, as the prior year benefited from declines in interest rates . Revenue decreased by $8,995 million or 28% in the first nine months of 2021 compared to the same period in 2020, reflecting a decline in the fair value of assets, primarily due to rising interest rates, and the unfavourable impacts of foreign exchange translation. The impacts of foreign exchange translation in the third quarter of 2021 and the first nine months of 2021 decreased revenue by $223 million and $1,098 million, respectively.

2. Changes in the Statements of Financial Position and in Shareholders' Equity
Total general fund assets were $197.9 billion as at September 30, 2021, consistent with $197.1 billion as at December 31, 2020.

Insurance contract liabilities balances before Other policy liabilities of $135.5 billion as at September 30, 2021, compared to $137.7 billion December 31, 2020, mainly due to changes in balances on in-force policies (which include fair value changes on FVTPL assets supporting insurance contract liabilities) and the impacts of foreign exchange translation, partially offset by balances arising from new policies.

Total shareholders' equity, including preferred share capital, was $25.9 billion as at September 30, 2021, compared to $24.5 billion as at December 31, 2020. The change in total shareholders' equity included:
(i)total shareholders' net income of $2,925 million, before preferred share dividends of $69 million;
(ii)the issuance of $1 billion principal amount of other equity instruments; partially offset by
(iii)common share dividend payments of $964 million;
(iv)redemptions of preferred shares of $725 million;
(v)net unrealized losses on AFS assets in OCI of $375 million; and
(vi)the unfavourable impacts of foreign exchange translation in OCI of $250 million.

As at October 22, 2021, SLF Inc. had 585,850,657 common shares, 3,212,392 options to acquire SLF Inc. common shares, and 63,200,000 Class A Shares outstanding.

Management’s Discussion and Analysis         Sun Life Financial Inc.     Third Quarter 2021    29

3. Cash Flows

	Quarterly results			Year-to-date
($ millions)	Q3'21	Q2'21	Q3'20	2021	2020
Net cash and cash equivalents, beginning of period	8,823	8,204	9,746	10,648	6,685
Cash flows provided by (used in):
Operating activities	885	271	3,155	143	6,093
Investing activities	(177)	(80)	(561)	(1,070)	(752)
Financing activities	(1,391)	484	(2,898)	(1,462)	(2,778)
Changes due to fluctuations in exchange rates	97	(56)	(49)	(22)	145
Increase (decrease) in cash and cash equivalents	(586)	619	(353)	(2,411)	2,708
Net cash and cash equivalents, end of period	8,237	8,823	9,393	8,237	9,393
Short-term securities, end of period	3,196	3,612	3,042	3,196	3,042
Net cash, cash equivalents and short-term securities, end of period	11,433	12,435	12,435	11,433	12,435

Our operating activities generate cash flows which include net premium revenue, net investment income, fee income, and the sale and maturity of investments. They are the principal source of funds to pay for policyholder claims and benefits, commissions, operating expenses, and the purchase of investments. Cash flows used in investing activities primarily include transactions related to associates, joint ventures and acquisitions. Cash flows provided by and used in financing activities largely reflect capital transactions including payments of dividends, the issuance and repurchase of shares, as well as the issuance and retirement of debt instruments and preferred shares.

The cash flows provided by financing activities in the third quarter of 2021 compared to the same period last year decreased due to the redemption of preferred shares, partially offset by the repayment of senior financing in the prior year.

4. Quarterly Financial Results
The following table provides a summary of our results for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found in our Interim and Annual MD&A for the relevant periods.

	Quarterly results
($ millions, unless otherwise noted)	Q3'21	Q2'21	Q1'21	Q4'20	Q3'20	Q2'20	Q1'20	Q4'19
Total revenue	8,510	12,669	1,514	11,649	10,032	15,186	6,470	8,525
Common shareholders' net income (loss)
Reported	1,019	900	937	744	750	519	391	719
Underlying(1)	902	883	850	862	842	739	770	792
Diluted EPS ($)
Reported	1.74	1.53	1.59	1.27	1.28	0.88	0.67	1.22
Underlying(1)	1.54	1.50	1.45	1.47	1.44	1.26	1.31	1.34
Basic reported EPS ($)
Reported	1.74	1.54	1.60	1.27	1.28	0.89	0.67	1.22
Reported net income (loss) by segment
Canada	393	404	405	255	387	117	(42)	275
U.S.	46	157	211	88	(113)	118	164	131
Asset Management	301	221	230	267	251	223	239	228
Asia	288	143	198	132	236	126	100	136
Corporate	(9)	(25)	(107)	2	(11)	(65)	(70)	(51)
Total reported net income (loss)	1,019	900	937	744	750	519	391	719
Underlying net income (loss) by segment(1)
Canada	290	290	285	243	293	281	256	264
U.S.	110	165	171	148	136	123	161	137
Asset Management	362	311	291	333	294	259	242	281
Asia	145	152	159	116	164	144	155	143
Corporate	(5)	(35)	(56)	22	(45)	(68)	(44)	(33)
Total underlying net income (loss)(1)	902	883	850	862	842	739	770	792

(1)Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.

30 Third Quarter 2021 Sun Life Financial Inc.      Management’s Discussion and Analysis

Second Quarter 2021
Reported net income increased by $381 million in the second quarter of 2021 compared to the same period in 2020, driven by favourable market-related impacts, primarily from changes in interest rates. Underlying net income increased by $144 million or 19%, driven by business growth, a lower effective tax rate, and favourable credit experience. These factors were partially offset by the unfavourable impacts of foreign exchange translation, lower investing activity and unfavourable expense experience. During the second quarter of 2021, the impacts of foreign exchange translation decreased reported net income and underlying net income by $70 million and $75 million, respectively.

First Quarter 2021
Reported net income increased by $546 million in the first quarter of 2021 compared to the same period in 2020, driven by market-related impacts, reflecting favourable equity markets and interest rate changes, partially offset by unfavourable credit spread movements. This was partially offset by higher fair value adjustments on MFS's share-based payment awards and higher restructuring costs. An after-tax restructuring charge of $57 million was recorded in the first quarter of 2021 that related to our strategy for our workspace and redefining the role of the office. Underlying net income increased by $80 million or 10%, driven by business growth, favourable morbidity experience in the U.S. and favourable credit experience in Canada, partially offset by lower investing activity gains in Canada and the U.S. During the first quarter of 2021, the impacts of foreign exchange translation decreased reported net income and underlying net income by $33 million and $31 million, respectively.

Fourth Quarter 2020
Reported net income increased by $25 million or 3% in the fourth quarter of 2020 compared to the same period in 2019, driven by the change in underlying net income of $70 million, partially offset by unfavourable ACMA impacts in the U.S. and higher fair value adjustments on MFS's share-based payment awards. Underlying net income increased driven by business growth, favourable morbidity experience related to Canada and the U.S., partially offset by lower investing activity reflecting losses in Canada in the current quarter due to asset repositioning, lower AFS gains reflecting an impairment in Asia, and less favourable credit experience in Asia and the U.S. Across the Company, mortality experience was in line with the prior year, as unfavourable experience in Canada was offset by favourable experience in Corporate. Furthermore, in the U.S., the unfavourable impact of COVID-19 claims in 2020 was comparable to the impacts of large case claims in In-force Management in the fourth quarter of 2019.

Third Quarter 2020
Reported net income was $750 million in the third quarter of 2020, an increase of $69 million or 10% compared to the same period in 2019, driven by favourable market-related impacts and lower acquisition costs, partially offset by unfavourable ACMA and fair value adjustments on MFS's share-based payment awards. Favourable market-related impacts were predominantly driven by interest rates and the rise in equity markets, partially offset by changes in the fair value of investment properties. Underlying net income was $842 million in the third quarter of 2020, an increase of $33 million or 4%, compared to the same period in 2019, driven by business growth, favourable results in GB in Canada, favourable morbidity experience in the U.S., higher new business gains and higher investing activity, partially offset by tax matters that were favourable in the third quarter of 2019, unfavourable credit experience, lower net investment returns on surplus, unfavourable mortality experience and lower available-for-sale gains.

Second Quarter 2020
Reported net income decreased by $76 million or 13% in the second quarter of 2020 compared to the same period in 2019, reflecting unfavourable market-related impacts and impacts from fair value adjustments on MFS's share-based payments, partially offset by ACMA. Unfavourable market-related impacts reflected interest rate impacts and changes in the fair value of investment properties, partially offset by equity market impacts. Underlying net income was in line with the same period in 2019, with positive impacts from business growth, investing activity, morbidity experience and higher net investment returns on surplus, largely offset by unfavourable tax impacts, credit experience and expense experience.

First Quarter 2020
Reported net income decreased by $232 million or 37% in the first quarter of 2020 compared to the same period in 2019, reflecting unfavourable market-related and ACMA impacts and higher acquisition, integration and restructuring costs, partially offset by favourable fair value adjustments on MFS's share-based payment awards. Market-related impacts predominantly reflected the decline in equity markets, partially offset by the impact of credit spreads. Underlying net income increased by $53 million or 7%, driven by higher investing activity in Canada and the U.S., business growth, higher AFS gains, higher new business gains and improved credit experience compared to the first quarter of 2019. These were partially offset by lower net investment returns on surplus in Canada and Corporate, unfavourable expense and mortality experience, less favourable morbidity experience and unfavourable other experience.

Fourth Quarter 2019
Reported net income increased by $139 million or 24% in the fourth quarter of 2019 compared to the same period in 2018, driven by favourable market-related impacts, primarily from equity markets, partially offset by higher fair value adjustments on MFS’s share-based payment awards, unfavourable ACMA impacts and higher acquisition, integration and restructuring costs. Underlying net income increased by $74 million or 10%, driven by business growth, tax benefits in Corporate and favourable credit experience, partially offset by unfavourable morbidity experience in Canada and unfavourable expense experience, predominantly resulting from higher incentive compensation costs reported in Corporate.

Management’s Discussion and Analysis         Sun Life Financial Inc.     Third Quarter 2021    31

J. Legal and Regulatory Proceedings
Information concerning legal and regulatory matters is provided in our Annual Consolidated Financial Statements, our annual MD&A, and the AIF, in each case for the year ended December 31, 2020, and in our Interim Consolidated Financial Statements for the period ended September 30, 2021.

Sun Life is subject to regulation and supervision by government authorities in the jurisdictions in which it does business. Various regulators have introduced new measures or adjustments to respond to the evolving situation with the COVID-19 pandemic. OSFI, which supervises the activities of Sun Life, has announced various measures to support the resilience of the financial institutions that it regulates. On March 13, 2020, OSFI set an expectation for all federally regulated financial institutions that dividend increases and share buybacks should be halted for the time being. On April 9, 2020, OSFI announced a smoothing mechanism to LICAT interest rate risk requirements to reduce increased and unwarranted volatility in required capital. In the U.S., the National Association of Insurance Commissioners issued guidance to U.S. insurers on March 27, 2020 encouraging insurers to work with borrowers who may be unable to meet obligations because of the effects of the COVID-19 pandemic and on April 15, 2020 adopted interpretations of statutory accounting principles applicable to U.S. insurers related to, among other things, direct mortgage loans and Schedule BA mortgages. This guidance has been extended through December 31, 2021.

K. Changes in Accounting Policies
We have adopted several amended IFRS standards in the current year. The adoption of these amendments had no material impact on our Consolidated Financial Statements. In addition, new IFRS amendments were issued in the current year that are expected to be adopted in 2022 or later. For additional information, refer to Note 2 in our Interim Consolidated Financial Statements for the period ended September 30, 2021.

L. Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of its financial statements in accordance with IFRS.

There were no changes in the Company's internal control over financial reporting during the period, which began on July 1, 2021 and ended on September 30, 2021 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

M. Non-IFRS Financial Measures
1.Underlying Net Income and Underlying EPS
Underlying net income (loss) and financial measures based on underlying net income (loss), including underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from reported net income (loss) the impacts of the following items in our results under IFRS and when removed assist in explaining our results from period to period:
(a)market-related impacts that differ from our best estimate assumptions, which include: (i) impacts of returns in equity markets, net of hedging, for which our best estimate assumptions are approximately 2% per quarter. This also includes the impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees; (ii) the impacts of changes in interest rates in the reporting period and on the value of derivative instruments used in our hedging programs including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; and (iii) the impacts of changes in the fair value of investment properties in the reporting period;
(b)assumption changes and management actions, which include: (i) the impacts of revisions to the methods and assumptions used in determining our liabilities for insurance contracts and investment contracts; and (ii) the impacts on insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities; and
(c)other adjustments:
i.certain hedges in Canada that do not qualify for hedge accounting - this adjustment enhances the comparability of our net income from period to period, as it reduces volatility to the extent it will be offset over the duration of the hedges;
ii.fair value adjustments on MFS's share-based payment awards that are settled with MFS’s own shares and accounted for as liabilities and measured at fair value each reporting period until they are vested, exercised and repurchased - this adjustment enhances the comparability of MFS’s results with publicly traded asset managers in the United States;
iii.acquisition, integration and restructuring costs; and
iv.other items that are unusual or exceptional in nature.

All factors discussed in this document that impact our underlying net income are also applicable to reported net income. All EPS measures in this document refer to fully diluted EPS, unless otherwise stated. As noted below, underlying EPS excludes the dilutive impacts of convertible instruments.

32 Third Quarter 2021 Sun Life Financial Inc.      Management’s Discussion and Analysis

The following table sets out the amounts that were excluded from our underlying net income (loss) and underlying EPS, and provides a reconciliation to our reported net income (loss) and EPS based on IFRS.

Reconciliations of Select Net Income Measures

	Quarterly results			Year-to-date
($ millions, unless otherwise noted)	Q3'21	Q2'21	Q3'20	2021	2020
Reported net income	1,019	900	750	2,856	1,660
Market-related impacts
Equity market impacts
Impacts from equity market changes	19	95	42	181	(156)
Basis risk impacts	5	4	8	14	(95)
Equity market impacts	24	99	50	195	(251)
Interest rate impacts(1)
Impacts of interest rate changes	(2)	(50)	18	109	(192)
Impacts of credit spread movements	4	(10)	(27)	(14)	28
Impacts of swap spread movements	—	24	(5)	12	24
Interest rate impacts	2	(36)	(14)	107	(140)
Impacts of changes in the fair value of investment properties	145	28	(37)	169	(90)
Less: Market-related impacts	171	91	(1)	471	(481)
Less: Assumption changes and management actions	95	2	(53)	93	(101)
Other adjustments
Fair value adjustments on MFS's share-based payment awards	(43)	(52)	(32)	(139)	(46)
Acquisition, integration and restructuring(2)(3)	(21)	(13)	(11)	(108)	(67)
Other (4)(5)(6)	(85)	(11)	5	(96)	4
Less: Total of other adjustments	(149)	(76)	(38)	(343)	(109)
Underlying net income	902	883	842	2,635	2,351
Reported EPS (diluted) ($)	1.74	1.53	1.28	4.85	2.83
Less: Market-related impacts ($)	0.29	0.16	—	0.77	(0.83)
Assumption changes and management actions ($)	0.16	—	(0.09)	0.16	(0.17)
Fair value adjustments on MFS's share-based payment awards ($)	(0.07)	(0.09)	(0.06)	(0.24)	(0.08)
Acquisition, integration and restructuring ($)	(0.04)	(0.02)	(0.02)	(0.19)	(0.12)
Other ($)	(0.14)	(0.02)	0.01	(0.16)	0.01
Impact of convertible securities on diluted EPS ($)	—	—	—	0.01	—
Underlying EPS (diluted) ($)	1.54	1.50	1.44	4.50	4.02

(1)Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations.
(2)Amounts relate to acquisition costs for the BGO acquisition, the InfraRed acquisition and the Crescent acquisition, which include the unwinding of the discount for Other financial liabilities of $17 million, $13 million and $44 million in the third quarter, second quarter and first nine months of 2021, respectively ($11 million, $11 million and $32 million in the third quarter, second quarter and first nine months of 2020, respectively).
(3)The restructuring charge of $57 million in the first quarter of 2021 related to our strategy for our workspace and redefining the role of the office ($28 million in the first quarter of 2020).
(4)Amount relates to an adjustment of investment income and expense allocations between participating policyholders and shareholders for prior years recorded in the third quarter of 2021.
(5)Amounts relate to the UK Finance Act that was signed into law on June 10, 2021, increasing the corporate tax rate from 19% to 25%, which will take effect for future tax periods beginning April 1, 2023. As a result, reported net income decreased by $11 million in the second quarter of 2021. See section C - Profitability - 5 - Income taxes in our Q2 2021 MD&A.
(6)Certain hedges in Canada that do not qualify for hedge accounting decreased reported net income by $5 million and $4 million for the third quarter and the first nine months of 2020, respectively.

2. Additional Non-IFRS Measures
Management also uses the following non-IFRS financial measures:
Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine reported ROE and underlying ROE, respectively, reported net income (loss) and underlying net income (loss) is divided by the total weighted average common shareholders’ equity for the period. The quarterly ROE is annualized.

Financial leverage ratio. This total debt to total capital ratio is ratio of debt plus preferred shares to total capital, where debt consists of all capital qualifying debt securities. Capital qualifying debt securities consist of subordinated debt and innovative capital instruments.

Dividend payout ratio. This is the ratio of dividends paid per share to diluted underlying EPS for the period.

Management’s Discussion and Analysis         Sun Life Financial Inc.     Third Quarter 2021    33

Sales. In Canada, insurance sales consist of sales of individual insurance and group benefits products; wealth sales consist of sales of individual wealth products and sales in GRS. In the U.S., insurance sales consist of sales by Group Benefits. In Asia, insurance sales consist of the individual and group insurance sales by our subsidiaries and joint ventures and associates, based on our proportionate equity interest, in the Philippines, Indonesia, India, China, Malaysia, Vietnam, International and Hong Kong; wealth sales consist of Hong Kong wealth sales, Philippines mutual fund sales, wealth sales by our India and China insurance joint ventures and associates, and Aditya Birla Sun Life AMC Limited's equity and fixed income mutual fund sales based on our proportionate equity interest, including sales as reported by our bank distribution partners. Asset Management sales consist of gross flows for retail and institutional Clients; SLC Management gross flows include capital raising, such as uncalled capital commitments and fund leverage. We exclude the impacts of foreign exchange translation from sales to provide greater comparability across reporting periods. There is no directly comparable IFRS measure.

Effective January 1, 2021, the methodology for Assets Under Management was updated for SLC Management with respect to certain real estate and investment-grade fixed income products to add uncalled capital commitments not previously included. This will align SLC Management’s AUM with market conventions applied across asset classes. We have updated prior period amounts for all quarters of 2020 to reflect this change in methodology. Subsequent to the fourth quarter of 2020, increases and decreases in all capital raising, including uncalled capital commitments and fund leverage, for the aforementioned products will be reflected in gross flows, outflows and net flows as applicable. Gross flows is a component of managed fund sales and total wealth sales. Client distributions from the sale of underlying assets in closed-end funds will no longer be reported in net flows.

Value of New Business. VNB represents the present value of our best estimate of future distributable earnings, net of the cost of capital, from new business contracts written in a particular time period, except new business in our Asset Management pillar. The assumptions used in the calculations are generally consistent with those used in the valuation of our insurance contract liabilities except that discount rates used approximate theoretical return expectations of an equity investor. Capital required is based on the higher of Sun Life Assurance's LICAT operating target and local (country specific) operating target capital. VNB is a useful metric to evaluate the present value created from new business contracts. There is no directly comparable IFRS measure.

Effective January 1, 2021, VNB reflects a change in the timing of recognition of U.S. group policies sold or renewed with an effective date of January 1, which will recognize VNB for these policies in the prior year rather than the first quarter, to align with the timing of U.S. renewals and reported insurance sales. We have updated prior period amounts to reflect this change.

Pre-tax net operating profit margin ratio for MFS. This ratio is a measure of the profitability of MFS, which excludes the impact of fair value adjustments on MFS's share-based payment awards, investment income, and certain commission expenses that are offsetting. These commission expenses are excluded in order to neutralize the impact these items have on the pre-tax net operating profit margin ratio and have no impact on the profitability of MFS. There is no directly comparable IFRS measure.

After-tax profit margin for U.S. Group Benefits. This ratio assists in explaining our results from period to period and is a measure of profitability that expresses U.S. employee benefits and medical stop-loss underlying net income as a percentage of net premiums. This ratio is calculated by dividing underlying net income (loss) by net premiums for the trailing four quarters. There is no directly comparable IFRS measure.

Impacts of foreign exchange translation. Items impacting our Consolidated Statements of Operations, such as Revenue, Benefits and expenses, and Total net income (loss), are translated into Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, such as Assets and Liabilities, period end rates are used for currency translation purposes.

34 Third Quarter 2021 Sun Life Financial Inc.      Management’s Discussion and Analysis

Assumption changes and management actions. In this document the impacts of ACMA on shareholders' net income (after-tax) is included in reported net income and is excluded in calculating underlying net income, as described in section C - Profitability in the Q3 2021 MD&A.

Note 6.A of our unaudited Interim Consolidated Financial Statements for the quarter ended September 30, 2021 shows the pre-tax impacts of method and assumption changes on shareholders' and participating policyholders' insurance contract liabilities net of reinsurance assets, excluding changes in other policy liabilities and assets. The view in this document of ACMA is the impacts on shareholders' reported net income (after tax). The Interim Financial Statement view is a component of the change in total company liabilities.

The following table provides a reconciliation of the differences between the two measures.

	Quarterly results			Year-to-date
($ millions)	Q3'21	Q2'21	Q3'20	2021	2020
Impacts of method and assumption changes on insurance contract liabilities (pre-tax)	(240)	(26)	(126)	(274)	(138)
Less: Participating policyholders(1)	21	(26)	2	(9)	47
Impacts of method and assumption changes excluding participating policyholders (pre-tax)	(261)	—	(128)	(265)	(185)
Less: Tax	(91)	—	(49)	(93)	(62)
Impacts of method and assumption changes excluding participating policyholders (after-tax)	(170)	—	(79)	(172)	(123)
Add: Management actions (after-tax)(2)(3)	267	2	(9)	267	(12)
Other (after-tax)(4)	(2)	—	35	(2)	34
Assumption changes and management actions (after-tax)(3)(5)(6)	95	2	(53)	93	(101)

(1)Adjustment to remove the pre-tax impacts of method and assumption changes on amounts attributed to participating policyholders.
(2)Adjustment to include the after-tax impacts of management actions on insurance contract liabilities and investment contract liabilities which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities.
(3)In the third quarter of 2020, ACMA included an after-tax loss of $10 million relating to the impact from the repayment of a senior financing obligation related to U.S. statutory regulatory capital requirements for In-force Management. The transaction mainly comprises of the benefit of an unwind fee of $15 million, more than offset by the net impact from the liquidation of the investment portfolio of $47 million. The latter included a loss on the termination of derivatives and realized AFS gains on the disposal of debt securities of $270 million and $223 million ($342 million and $282 million, on a pre-tax basis), respectively. See section K - Additional Financial Disclosure in our 2020 Annual MD&A.
(4)Adjustments to include the after-tax impacts of method and assumption changes on investment contracts and other policy liabilities.
(5)Includes the tax impacts of ACMA on insurance contract liabilities and investment contract liabilities, reflecting the tax rates in the jurisdictions in which we do business.
(6)ACMA is included in reported net income and is excluded in calculating underlying net income, as described in section C - Profitability in our Q3 2021 MD&A.

See section C - Profitability - 2 - Assumption changes and management actions in our Q3 2021 MD&A for details on ACMA.

Real estate market sensitivities. Real estate market sensitivities are non-IFRS financial measures for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, insurance sales, and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM, and assets under administration; (iii) VNB which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) ACMA, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, OSFI.

Effective January 1, 2021, expected profit for U.S. group policies includes previously classified new business gains, aligning group business sources of earnings reporting across business groups. We have updated prior period amounts to reflect this change.

Management’s Discussion and Analysis         Sun Life Financial Inc.     Third Quarter 2021    35

N. Forward-looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies, (ii) relating to the increase in our medium-term financial objectives for underlying return on equity; (iii) relating to our intention to acquire DentaQuest; (iv) relating to our intention to redeem on December 31, 2021, all of the $300 million principal amount of Class A Non-Cumulative Rate Reset Preferred Shares Series 12R issued by SLF Inc. on November 10, 2011, including the related change to SLF Inc.'s LICAT ratio; (v) relating to our growth initiatives and other business objectives; (vi) relating to the plans we have implemented in response to the COVID-19 pandemic and related economic conditions and their impact on the Company; (vii) relating to our expected tax range for future years; (viii) set out in this document under the heading H - Risk Management - Market Risk Sensitivities - Interest Rate Sensitivities, (ix) that are predictive in nature or that depend upon or refer to future events or conditions; and (x) that include words such as “achieve”, “aim”, “ambition”, “anticipate”, “aspiration”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts, and remain subject to change, particularly in light of the ongoing and developing COVID-19 pandemic and its impact on the global economy and its uncertain impact on our business.

Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the impact of the COVID-19 pandemic and related economic conditions on our operations, liquidity, financial conditions or results and the matters set out in the Q3 2021 MD&A under the headings C - Profitability - 5 - Income taxes, E - Financial Strength and H - Risk Management and in SLF Inc.’s 2020 AIF under the heading Risk Factors, and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements, essentially depends on our business performance which, in turn, is subject to many risks, which have been further heightened with the current COVID-19 pandemic given the uncertainty of its duration and impact. Factors that could cause actual results to differ materially from expectations include, but are not limited to: market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; and fluctuations in foreign currency exchange rates; insurance risks - related to policyholder behaviour; mortality experience, morbidity experience and longevity; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; business and strategic risks - related to global economic and political conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; changes in the legal or regulatory environment, including capital requirements and tax laws; the environment, environmental laws and regulations; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions, strategic investments and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due; and other risks - COVID-19 matters, including the severity, duration and spread of COVID-19; its impact on the global economy, and its impact on Sun Life's business, financial condition and or results; risks associated with IFRS 17 Insurance Contracts and IFRS 9 Financial Instruments; our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and tax matters, including estimates and judgements used in calculating taxes.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.
36 Third Quarter 2021 Sun Life Financial Inc.      Management’s Discussion and Analysis

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars, except for per share amounts)	September 30 2021	September 30 2020	September 30 2021	September 30 2020
Revenue
Premiums
Gross	$6,436	$6,981	$18,512	$18,880
Less: Ceded	602	585	1,835	1,817
Net premiums	5,834	6,396	16,677	17,063
Net investment income (loss):
Interest and other investment income	1,517	1,074	4,313	3,901
Fair value and foreign currency changes on assets and liabilities (Note 5)	(928)	497	(4,310)	5,311
Net gains (losses) on available-for-sale assets	41	318	141	431
Net investment income (loss)	630	1,889	144	9,643
Fee income (Note 9)	2,046	1,747	5,872	4,982
Total revenue	8,510	10,032	22,693	31,688
Benefits and expenses
Gross claims and benefits paid (Note 6)	4,645	4,338	13,913	13,534
Increase (decrease) in insurance contract liabilities (Note 6)	411	2,592	(1,867)	10,964
Decrease (increase) in reinsurance assets (Note 6)	58	258	104	204
Increase (decrease) in investment contract liabilities (Note 6)	(14)	16	(28)	57
Reinsurance expenses (recoveries) (Note 7)	(581)	(577)	(1,805)	(1,717)
Commissions	672	638	2,075	1,905
Net transfer to (from) segregated funds (Note 12)	(154)	(221)	(218)	(1,529)
Operating expenses	2,016	1,807	6,138	5,311
Premium taxes	112	106	314	326
Interest expense	81	86	245	266
Total benefits and expenses	7,246	9,043	18,871	29,321
Income (loss) before income taxes	1,264	989	3,822	2,367
Less: Income tax expense (benefit) (Note 10)	168	102	673	442
Total net income (loss)	1,096	887	3,149	1,925
Less: Net income (loss) attributable to participating policyholders	57	117	229	187
Net income (loss) attributable to non-controlling interests	(3)	(2)	(5)	8
Shareholders’ net income (loss)	1,042	772	2,925	1,730
Less: Preferred shareholders’ dividends	23	22	69	70
Common shareholders’ net income (loss)	$1,019	$750	$2,856	$1,660

Average exchange rates during the reporting periods: U.S. dollars	1.26	1.33	1.25	1.35

Earnings (loss) per share (Note 14)
Basic	$1.74	$1.28	$4.88	$2.84
Diluted	$1.74	$1.28	$4.85	$2.83

Dividends per common share	$0.550	$0.550	$1.650	$1.650

The attached notes form part of these Interim Consolidated Financial Statements.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. Third Quarter 2021 37

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30 2021	September 30 2020	September 30 2021	September 30 2020
Total net income (loss)	$1,096	$887	$3,149	$1,925
Other comprehensive income (loss), net of taxes:
Items that may be reclassified subsequently to income:
Change in unrealized foreign currency translation gains (losses):
Unrealized gains (losses)	257	(204)	(160)	358
Change in unrealized gains (losses) on available-for-sale assets:
Unrealized gains (losses)	(39)	347	(250)	626
Reclassifications to net income (loss)	(37)	(256)	(125)	(339)
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses)	17	(1)	16	8
Reclassifications to net income (loss)	(18)	7	(12)	(16)
Share of other comprehensive income (loss) in joint ventures and associates:
Unrealized gains (losses)	29	(3)	(26)	34
Total items that may be reclassified subsequently to income	209	(110)	(557)	671
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	36	31	(18)	1
Total items that will not be reclassified subsequently to income	36	31	(18)	1
Total other comprehensive income (loss)	245	(79)	(575)	672
Total comprehensive income (loss)	1,341	808	2,574	2,597
Less: Participating policyholders’ comprehensive income (loss)	61	115	228	191
Non-controlling interests’ comprehensive income (loss)	(4)	(2)	(6)	8
Shareholders’ comprehensive income (loss)	$1,284	$695	$2,352	$2,398

INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30 2021	September 30 2020	September 30 2021	September 30 2020
Income tax benefit (expense):
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses)	$—	$(17)	$(1)	$(17)
Unrealized gains (losses) on available-for-sale assets	12	(92)	77	(174)
Reclassifications to net income for available-for-sale assets	6	58	17	82
Unrealized gains (losses) on cash flow hedges	(1)	(3)	(7)	4
Reclassifications to net income for cash flow hedges	1	2	5	—
Total items that may be reclassified subsequently to income	18	(52)	91	(105)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(12)	(11)	(6)	(2)
Total items that will not be reclassified subsequently to income	(12)	(11)	(6)	(2)
Total income tax benefit (expense) included in other comprehensive income (loss)	$6	$(63)	$85	$(107)

The attached notes form part of these Interim Consolidated Financial Statements.
38 Sun Life Financial Inc. Third Quarter 2021 INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at
(unaudited, in millions of Canadian dollars)	September 30 2021	December 31 2020
Assets
Cash, cash equivalents and short-term securities (Note 5)	$11,525	$13,527
Debt securities (Note 5)	86,130	89,089
Equity securities (Note 5)	7,439	6,631
Mortgages and loans	51,126	49,946
Derivative assets	1,250	2,160
Other invested assets (Note 5)	7,366	5,778
Policy loans	3,254	3,265
Investment properties (Note 5)	8,599	7,516
Invested assets	176,689	177,912
Other assets	5,897	5,152
Reinsurance assets (Note 6)	3,807	3,843
Deferred tax assets	1,659	1,634
Intangible assets	3,368	2,477
Goodwill	6,528	6,072
Total general fund assets	197,948	197,090
Investments for account of segregated fund holders (Note 12)	133,305	125,921
Total assets	$331,253	$323,011
Liabilities and equity
Liabilities
Insurance contract liabilities (Note 6)	$143,862	$145,773
Investment contract liabilities (Note 6)	3,413	3,189
Derivative liabilities	1,821	1,744
Deferred tax liabilities	378	383
Other liabilities (Note 8)	16,245	14,858
Senior debentures (Note 11)	200	500
Subordinated debt	4,434	4,781
Total general fund liabilities	170,353	171,228
Insurance and investment contracts for account of segregated fund holders (Note 12)	133,305	125,921
Total liabilities	$303,658	$297,149
Equity
Issued share capital and contributed surplus	$10,897	$10,591
Shareholders’ retained earnings and accumulated other comprehensive income	15,046	13,878
Total shareholders’ equity	25,943	24,469
Participating policyholders’ equity	1,596	1,368
Non-controlling interests’ equity	56	25
Total equity	$27,595	$25,862
Total liabilities and equity	$331,253	$323,011

Exchange rates at the end of the reporting periods: U.S. dollars	1.27	1.27

The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors on November 3, 2021.

Kevin Strain	Barbara G. Stymiest
Chief Executive Officer	Director
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. Third Quarter 2021 39

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30 2021	September 30 2020
Shareholders:
Preferred shares and other equity instruments (Note 11)
Balance, beginning of period	$2,257	$2,257
Issued during the period	1,000	—
Issuance costs, net of tax	(1)	—
Redeemed during the period	(725)	—
Balance, end of period	2,531	2,257
Common shares (Note 11)
Balance, beginning of period	8,262	8,289
Stock options exercised	32	16
Common shares purchased for cancellation	—	(50)
Balance, end of period	8,294	8,255
Contributed surplus
Balance, beginning of period	72	73
Share-based payments	5	3
Stock options exercised	(5)	(4)
Balance, end of period	72	72
Retained earnings
Balance, beginning of period	12,289	11,318
Net income (loss)	2,925	1,730
Redemption of preferred shares	(12)	—
Dividends on common shares	(964)	(961)
Dividends on preferred shares and other equity instruments	(69)	(70)
Common shares purchased for cancellation (Note 11)	—	(150)
Changes attributable to acquisition (Note 3)	(139)	—
Balance, end of period	14,030	11,867
Accumulated other comprehensive income (loss), net of taxes (Note 15)
Balance, beginning of period	1,589	1,461
Total other comprehensive income (loss) for the period	(573)	668
Balance, end of period	1,016	2,129
Total shareholders’ equity, end of period	$25,943	$24,580
Participating policyholders:
Balance, beginning of period	$1,368	$1,091
Net income (loss) (Note 11)	229	187
Total other comprehensive income (loss) for the period (Note 15)	(1)	4
Total participating policyholders’ equity, end of period	$1,596	$1,282
Non-controlling interests:
Balance, beginning of period	$25	$19
Changes attributable to acquisition (Note 3)	15	—
Net income (loss)	(5)	8
Additional contribution	38	12
Total other comprehensive income (loss) for the period (Note 15)	(1)	—
Distribution to non-controlling interests	(16)	(9)
Total non-controlling interests’ equity, end of period	$56	$30
Total equity	$27,595	$25,892

The attached notes form part of these Interim Consolidated Financial Statements.
40 Sun Life Financial Inc. Third Quarter 2021 INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended			For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30 2021	September 30 2020	September 30 2021	September 30 2020
Cash flows provided by (used in) operating activities
Income (loss) before income taxes	$1,264	$989	$3,822	$2,367
Adjustments:
Interest expense related to financing activities	44	51	136	161
Increase (decrease) in insurance and investment contract liabilities	397	2,608	(1,895)	11,021
Decrease (increase) in reinsurance assets	58	258	104	204
Realized and unrealized (gains) losses and foreign currency changes on invested assets	887	(815)	4,169	(5,742)
Sales, maturities and repayments of invested assets	10,737	15,244	41,166	54,085
Purchases of invested assets	(12,080)	(15,691)	(45,378)	(56,815)
Income taxes received (paid)	(184)	(308)	(715)	(490)
Mortgage securitization (Note 5)	120	58	50	224
Other operating activities	(358)	761	(1,316)	1,078
Net cash provided by (used in) operating activities	885	3,155	143	6,093
Cash flows provided by (used in) investing activities
Net (purchase) sale of property and equipment	(21)	(44)	(59)	(118)
Investment in and transactions with joint ventures and associates	3	(2)	8	7
Dividends received from joint ventures and associates	—	—	21	20
Acquisitions, net of cash and cash equivalents acquired (Note 3)(1)	(104)	(469)	(412)	(469)
Other investing activities	(55)	(46)	(628)	(192)
Net cash provided by (used in) investing activities	(177)	(561)	(1,070)	(752)
Cash flows provided by (used in) financing activities
Increase in (repayment of) borrowed funds	6	6	27	(24)
Issuance of subordinated debt, net of issuance costs	—	—	—	995
Repayment of senior financing	—	(1,982)	—	(2,020)
Increase in (repayment of) borrowing from credit facility	24	—	99	239
Redemption of preferred shares and other equity instruments (Note 11)	(725)	—	(725)	—
Redemption of senior debentures and subordinated debt (Note 11)	(300)	(500)	(650)	(500)
Issuance of preferred shares and other equity instruments, net (Note 11)	—	—	987	—
Issuance of common shares on exercise of stock options	8	2	27	12
Transactions with non-controlling interests	(3)	(1)	21	3
Common shares purchased for cancellation (Note 11)	—	—	—	(200)
Dividends paid on common and preferred shares	(338)	(338)	(1,016)	(1,020)
Payment of lease liabilities	(27)	(33)	(100)	(105)
Interest expense paid	(36)	(52)	(132)	(158)
Net cash provided by (used in) financing activities	(1,391)	(2,898)	(1,462)	(2,778)
Changes due to fluctuations in exchange rates	97	(49)	(22)	145
Increase (decrease) in cash and cash equivalents	(586)	(353)	(2,411)	2,708
Net cash and cash equivalents, beginning of period	8,823	9,746	10,648	6,685
Net cash and cash equivalents, end of period	8,237	9,393	8,237	9,393
Short-term securities, end of period	3,196	3,042	3,196	3,042
Net cash, cash equivalents and short-term securities, end of period (Note 5)	$11,433	$12,435	$11,433	$12,435

(1)Consists of total cash consideration paid of $110, less cash and cash equivalents acquired of $6 for the three months ended September 30, 2021.
    (Total consideration paid of $446, less cash and cash equivalents acquired of $34 for the nine months ended September 30, 2021).

The attached notes form part of these Interim Consolidated Financial Statements.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. Third Quarter 2021 41

Condensed Notes to the Interim Consolidated Financial Statements

(Unaudited, in millions of Canadian dollars, except for per share amounts and where otherwise stated. All amounts stated in U.S. dollars are in millions.)

1. Significant Accounting Policies
Description of Business
Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we”, or “the Company”.

Our Interim Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued and adopted by the International Accounting Standards Board (“IASB”). We have used accounting policies which are consistent with our accounting policies in our 2020 Annual Consolidated Financial Statements, except as disclosed in Note 2 below. Our Interim Consolidated Financial Statements should be read in conjunction with our 2020 Annual Consolidated Financial Statements, as interim financial statements do not include all the information incorporated in annual consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the IASB (“IFRS”).
COVID-19 Pandemic Considerations
In early 2020, the world was impacted by COVID-19, which was declared a global pandemic by the World Health Organization. The overall impact of the COVID-19 pandemic is still uncertain and dependent on the progression of the virus and on actions taken by governments, businesses and individuals, which could vary by country and result in differing outcomes.

The application of our accounting policies requires estimates, assumptions and judgments as they relate to matters that are inherently uncertain. We have established procedures to ensure that our accounting policies are applied consistently and that the processes for changing methodologies for determining estimates are controlled and occur in an appropriate and systematic manner. For our insurance contract liabilities, no material COVID-19 specific provisions or adjustments to our long-term assumptions have been made, and we continue to monitor our experience and exposure to the COVID-19 pandemic. For additional information, please refer to Note 1 of our 2020 Annual Consolidated Financial Statements.

2. Changes in Accounting Policies
2.A New and Amended International Financial Reporting Standards Adopted in 2021
We adopted the following amendments on January 1, 2021:

In August 2020, the IASB issued the Interest Rate Benchmark Reform Phase 2, which includes amendments to IFRS 9 Financial Instruments (“IFRS 9”), IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”), IFRS 7 Financial Instruments: Disclosures (“IFRS 7”), IFRS 4 Insurance Contracts (“IFRS 4”) and IFRS 16 Leases (“IFRS 16”). The amendments address issues that arise from the implementation of the reforms, including the replacement of one benchmark with an alternative one. The adoption of these amendments did not have a material impact on our Consolidated Financial Statements.

The United Kingdom (“UK”) Financial Conduct Authority (“FCA”) announced on March 5, 2021 that panel bank submissions for UK London Interbank Offered Rate (“LIBOR”) will cease after December 31, 2021 and for key United States (“U.S.”) LIBOR tenors, after June 30, 2023. A broader market-wide initiative is underway to transition from the various Interbank Offer Rate (“IBOR”) -based rates in use to alternative reference rates (“ARRs”). This move away from IBOR-based rates is happening across various jurisdictions including the U.S., the UK, Japan, Switzerland, and the Eurozone.

We have created an IBOR Transition Program (“the Program”) to manage the transition to ARRs. The Program is cross-functional in nature and comprises key stakeholders across our organization and operates with executive oversight. The Program is on track in executing its transition plan, and is mindful of incorporating market developments as they arise. We also actively participate in industry associations and incorporate best practice guidance from these industry associations, as well as regulatory bodies into the transition plan, such as reviewing all existing and new U.S. LIBOR contracts for appropriate fallback language in contracts.

Areas of risk relating to the replacement of IBOR include the negotiations with borrowers, updating systems and processes which capture IBOR referenced contracts, amendments to those contracts, or existing fallback/transition clauses not operating as anticipated. Other transition risks that may arise because of the new ARRs are predominantly limited to interest rate risk and the risk of losing value or return on existing instruments. In 2020, all our entities exposed to U.S. LIBOR adhered to the International Swaps and Derivatives Association IBOR Fallbacks Protocol facilitating the transition of legacy derivative contracts.

Our exposure to interest rate benchmarks subject to IBOR reforms is predominately related to U.S. LIBOR. As at September 30, 2021, financial assets of $4,488, financial liabilities of $70, and derivative notional of $8,624 have not yet transitioned to an ARR and excludes financial instruments maturing by June 30, 2023.
42 Sun Life Financial Inc. Third Quarter 2021 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

We adopted the following amendment on April 1, 2021:

In March 2021, the IASB issued the COVID-19-Related Rent Concessions beyond 30 June 2021 amendment to IFRS 16. The amendment extends the application period of the practical expedient in IFRS 16 to help lessees account for COVID-19-related rent concessions by one year. The original amendment was issued in May 2020 to make it easier for lessees to account for COVID-19-related rent concessions, such as rent holidays and temporary rent reductions, while continuing to provide useful information about their leases to investors. The adoption of this amendment did not have a material impact on our Consolidated Financial Statements.
2.B New and Amended International Financial Reporting Standards to be Adopted in 2022 or Later
We are currently assessing the impact that these amendments will have on our Consolidated Financial Statements:

In May 2021, the IASB issued amendments to IAS 12 Income Taxes (“IAS 12”). The amendments, Deferred Tax related to Assets and Liabilities arising from a Single Transaction, narrow the scope of the recognition exemption in IAS 12 so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The amendment to IAS 12 will be effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted.

In February 2021, the IASB issued amendments to IAS 1 Presentation of Financial Statements (“IAS 1”) and IFRS Practice Statement 2 Making Materiality Judgments (“IFRS Practice Statement 2”). The amendments to IAS 1 require companies to disclose their material accounting policy information rather than their significant accounting policies. The amendments to IFRS Practice Statement 2 provide guidance on how to apply the concept of materiality to accounting policy disclosures. The amendment to IAS 1 will be effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted.

In February 2021, the IASB issued amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”). The amendments clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. The amendment to IAS 8 will be effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted.

3. Acquisitions
Pinnacle Care International, Inc.
On July 1, 2021, we completed the acquisition of Pinnacle Care International, Inc. (“PinnacleCare”). Total consideration for the 100% acquisition of PinnacleCare was cash of $110, which mainly comprises of goodwill and intangibles. Goodwill of $45, recognized as a part of the acquisition, represents the value of synergies from the integration of PinnacleCare into the U.S. Group Benefits business. Intangible assets of $64, recognized as a part of the acquisition, represent the value of customer relationships acquired with the business.

PinnacleCare is a U.S. health-care navigation and medical intelligence service which expands our medical stop-loss business. The acquisition now forms part of our U.S. Group Benefits business. This acquisition will expand our medical stop-loss business by improving the care experience, costs and outcomes for both the employee and employer.

The fair values of the identifiable assets and liabilities are subject to refinement and may be retroactively adjusted to reflect new information obtained about facts and circumstances that existed at the acquisition date during the measurement period.
Crescent Capital Group LP
On January 5, 2021, we purchased 51% of Crescent Capital Group LP (“Crescent”), a U.S.-based global alternative credit investment manager, as well as the ability to acquire the remaining interest in the future. Crescent will form part of our Asset Management business segment. Consideration included $308 in cash and $6 of contingent consideration to the former owners of Crescent. The acquisition will extend SLC Management's solutions in alternative credit.

The fair values of the identifiable assets and liabilities acquired were:

As at January 5, 2021
Intangible assets	$341
Net liabilities	(119)
Total identifiable net assets at fair value	222
Non-controlling interest(1)	(317)
Goodwill arising on acquisition	409
Total consideration	$314

(1)     We have elected to measure non-controlling interest (“NCI”) at fair value for this acquisition. The fair value was determined by calculating the proportionate share of the present value of future cash flows relating to NCI. Significant assumptions inherent in the valuation of NCI include the estimated after-tax cash flows expected to be received and an assessment of the appropriate discount rate.

The fair values of the identifiable assets and liabilities are subject to refinement and have been retroactively adjusted to reflect new information obtained about facts and circumstances that existed at the acquisition date during the measurement period.
CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. Third Quarter 2021 43

Crescent minority shareholders also have the option to require us to purchase their shares (“put option”) in 2026. We have a call option to acquire the remaining outstanding shares held by these minority shareholders commencing in 2026. The fair value of the put option liability was recognized in Other financial liabilities and any excess over the carrying amounts arising from transactions relating to non-controlling shareholders was recorded as a reduction to Retained earnings. Any changes to the carrying value of the financial liability after the acquisition date will be recognized in the Consolidated Statements of Operations. The agreement also includes a contingent payment based on the achievement of certain milestones.

At the date of acquisition, the impact to our assets, liabilities and equity is as follows:

As at January 5, 2021	Share purchase	Put option adjustments	Total
Cash consideration	$(308)	$—	$(308)
Intangible assets	341	—	341
Goodwill(1)	409	—	409
Total assets	$442	$—	$442
Net liabilities	$(119)	$—	$(119)
Other financial liabilities – Contingent consideration	(6)	—	(6)
Other financial liabilities – Put option	—	(441)	(441)
Total liabilities	$(125)	$(441)	$(566)
Non-controlling interest(2)	$(317)	$302	$(15)
Retained earnings	—	139	139
Total equity	$(317)	$441	$124
(1)     Goodwill of $409 reflects non-contractual customer relationships and is tax deductible.
(2)     The remaining $15 represents specifically identifiable assets where the risks and rewards accrue to the minority shareholders of Crescent Capital Group, and the related NCI interests are not a party to the put option.
Acquisitions in Asia
On November 18, 2020, we entered into a 15-year exclusive bancassurance partnership with Asia Commercial Joint Stock Bank ("ACB") effective January 1, 2021. The partnership significantly expands our distribution capabilities in Asia. An initial payment of $471 was made in January 2021, based on the contractual terms of the agreement. The initial payment was capitalized as an intangible asset and will be amortized over the life of the contract based on a units-of-production method.

On February 1, 2021, the second stage of our acquisition of the pension business of FWD Life Insurance Company (Bermuda) Limited ("FWD") was completed for net proceeds of $17. Included in the acquisition were $480 in Invested assets and $480 of Investment contract liabilities.

4. Segmented Information

We have five reportable business segments: Canada, U.S., Asset Management, Asia and Corporate. These business segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our UK business unit and our Corporate Support operations, which include run-off reinsurance operations, as well as investment income, expenses, capital and other items not allocated to our other business groups.

Revenues from our business segments are derived primarily from life and health insurance, investment management and annuities, and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital. Transactions between segments are executed and priced at an arm's-length basis in a manner similar to transactions with third parties.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, judgments, and methodologies for allocating overhead costs and indirect expenses to our business segments.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by our business segments to Asset Management. SLC Management collects fee income and incurs the operational expenses associated with the management of the general fund assets. Intersegment transactions are eliminated in the Consolidation adjustments column in the following tables.

Management considers its external Clients to be individuals and corporations. We are not reliant on any individual Client as none is individually significant to our operations.

44 Sun Life Financial Inc. Third Quarter 2021 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Results by segment for the three months ended September 30, 2021 and September 30, 2020 are as follows:

	Canada	U.S.	Asset Management	Asia	Corporate	Consolidation adjustments	Total
2021
Gross premiums:
Annuities	$1,387	$—	$—	$8	$3	$—	$1,398
Life insurance	1,350	352	—	636	22	—	2,360
Health insurance	1,505	1,163	—	4	6	—	2,678
Total gross premiums	4,242	1,515	—	648	31	—	6,436
Less: Ceded premiums	372	174	—	52	4	—	602
Net investment income (loss)	413	207	16	23	(6)	(23)	630
Fee income	404	23	1,503	157	28	(69)	2,046
Total revenue	4,687	1,571	1,519	776	49	(92)	8,510
Less:
Total benefits and expenses	4,187	1,518	1,120	450	63	(92)	7,246
Income tax expense (benefit)	76	7	101	12	(28)	—	168
Total net income (loss)	$424	$46	$298	$314	$14	$—	$1,096
Less:
Net income (loss) attributable to participating policyholders	31	—	—	26	—	—	57
Net income (loss) attributable to non-controlling interests	—	—	(3)	—	—	—	(3)
Shareholders’ net income (loss)	$393	$46	$301	$288	$14	$—	$1,042
2020
Gross premiums:
Annuities	$1,557	$—	$—	$26	$7	$—	$1,590
Life insurance	1,255	373	—	1,148	18	—	2,794
Health insurance	1,443	1,141	—	7	6	—	2,597
Total gross premiums	4,255	1,514	—	1,181	31	—	6,981
Less: Ceded premiums	361	168	—	52	4	—	585
Net investment income (loss)	1,109	346	(13)	408	50	(11)	1,889
Fee income	343	19	1,284	146	22	(67)	1,747
Total revenue	5,346	1,711	1,271	1,683	99	(78)	10,032
Less:
Total benefits and expenses	4,865	1,869	937	1,360	90	(78)	9,043
Income tax expense (benefit)	57	(45)	85	7	(2)	—	102
Total net income (loss)	$424	$(113)	$249	$316	$11	$—	$887
Less:
Net income (loss) attributable to participating policyholders	37	—	—	80	—	—	117
Net income (loss) attributable to non-controlling interests	—	—	(2)	—	—	—	(2)
Shareholders’ net income (loss)	$387	$(113)	$251	$236	$11	$—	$772
CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. Third Quarter 2021 45

Results by segment for the nine months ended September 30, 2021 and September 30, 2020 are as follows:

	Canada	U.S.	Asset Management	Asia	Corporate	Consolidation adjustments	Total
2021
Gross premiums:
Annuities	$2,457	$—	$—	$24	$12	$—	$2,493
Life insurance	4,158	1,080	—	2,773	62	—	8,073
Health insurance	4,449	3,455	—	21	21	—	7,946
Total gross premiums	11,064	4,535	—	2,818	95	—	18,512
Less: Ceded premiums	1,139	540	—	145	11	—	1,835
Net investment income (loss)	(52)	120	18	286	(156)	(72)	144
Fee income	1,169	56	4,299	472	82	(206)	5,872
Total revenue	11,042	4,171	4,317	3,431	10	(278)	22,693
Less:
Total benefits and expenses	9,338	3,654	3,278	2,695	184	(278)	18,871
Income tax expense (benefit)	347	103	292	33	(102)	—	673
Total net income (loss)	$1,357	$414	$747	$703	$(72)	$—	$3,149
Less:
Net income (loss) attributable to participating policyholders	155	—	—	74	—	—	229
Net income (loss) attributable to non-controlling interests	—	—	(5)	—	—	—	(5)
Shareholders’ net income (loss)	$1,202	$414	$752	$629	$(72)	$—	$2,925
2020
Gross premiums:
Annuities	$2,517	$—	$—	$91	$13	$—	$2,621
Life insurance	3,838	1,173	—	3,123	62	—	8,196
Health insurance	4,557	3,461	—	29	16	—	8,063
Total gross premiums	10,912	4,634	—	3,243	91	—	18,880
Less: Ceded premiums	1,137	514	—	154	12	—	1,817
Net investment income (loss)	5,189	2,169	5	1,788	524	(32)	9,643
Fee income	990	60	3,645	416	76	(205)	4,982
Total revenue	15,954	6,349	3,650	5,293	679	(237)	31,688
Less:
Total benefits and expenses	15,286	6,147	2,688	4,744	693	(237)	29,321
Income tax expense (benefit)	76	33	241	30	62	—	442
Total net income (loss)	$592	$169	$721	$519	$(76)	$—	$1,925
Less:
Net income (loss) attributable to participating policyholders	130	—	—	57	—	—	187
Net income (loss) attributable to non-controlling interests	—	—	8	—	—	—	8
Shareholders’ net income (loss)	$462	$169	$713	$462	$(76)	$—	$1,730
46 Sun Life Financial Inc. Third Quarter 2021 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5. Total Invested Assets and Related Net Investment Income
5.A Asset Classification
The carrying values of our Debt securities, Equity securities and Other invested assets presented in our Interim Consolidated Statements of Financial Position consist of the following:

As at	Fair value through profit or loss	Available- for-sale	Other(1)	Total
September 30, 2021
Debt securities	$74,261	$11,869	$—	$86,130
Equity securities	$7,079	$360	$—	$7,439
Other invested assets	$4,049	$763	$2,554	$7,366
December 31, 2020
Debt securities	$77,834	$11,255	$—	$89,089
Equity securities	$6,369	$262	$—	$6,631
Other invested assets	$3,339	$828	$1,611	$5,778

(1)    Other consists primarily of investments accounted for using the equity method of accounting, as well as loans measured at amortized cost.

Crescent, a subsidiary within our Asset Management business segment, issues and manages Collateralized Loan Obligations (“CLO”). Each CLO is a special purpose vehicle that owns a portfolio of investments, consisting primarily of senior secured loans, and issues various tranches of senior and subordinated notes to third parties for the purpose of financing the purchase of those investments. Assets of the special purpose vehicle are included in Other invested assets and the associated liabilities are included in Other liabilities. See Note 8 for the associated liabilities for the CLO.

As at September 30, 2021, the carrying value of the assets supporting the CLOs are $899, which consists of cash and accounts receivable of $64 and loans of $835 ($nil as at December 31, 2020). Loans are measured at amortized cost. These underlying loans are mainly below investment grade. Our maximum contractual exposure to loss related to the CLOs is limited to our investment of $96 ($nil as at December 31, 2020) in the most subordinated tranche.
5.B Fair Value and Foreign Currency Changes on Assets and Liabilities
Fair value and foreign currency changes on assets and liabilities presented in our Interim Consolidated Statements of Operations consist of the following:

For the three months ended			For the nine months ended
September 30 2021		September 30 2020	September 30 2021	September 30 2020
Fair value change:
Cash, cash equivalents and short-term securities	$—	$(2)	$(4)	$(3)
Debt securities	(870)	37	(4,960)	4,633
Equity securities	(133)	106	580	(145)
Derivative investments	(479)	311	(676)	745
Other invested assets	138	60	365	(109)
Total change in fair value through profit or loss assets and liabilities(1)	(1,344)	512	(4,695)	5,121
Fair value changes on investment properties	367	14	732	(47)
Foreign exchange gains (losses)(2)	49	(29)	(347)	237
Fair value and foreign currency changes on assets and liabilities	$(928)	$497	$(4,310)	$5,311

(1) There are no fair value changes on other financial liabilities during the three and nine months ended September 30, 2021 and September 30, 2020.
(2)    Primarily arises from the translation of foreign currency denominated available-for-sale assets and mortgages and loans. Any offsetting amounts arising from foreign currency derivatives are included in the fair value change on derivative investments.
5.C Impairment of Available-for-Sale Assets
We recognized net impairment losses on available-for-sale assets of $1 and $1 for the three and nine months ended September 30, 2021, respectively ($nil and $1 for the three and nine months ended September 30, 2020, respectively).
CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. Third Quarter 2021 47

5.D Cash, Cash Equivalents and Short-Term Securities
Cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Cash Flows consist of the following:

As at	September 30 2021	December 31 2020	September 30 2020
Cash	$1,999	$2,498	$2,474
Cash equivalents	6,330	8,156	6,934
Short-term securities	3,196	2,873	3,042
Cash, cash equivalents and short-term securities	11,525	13,527	12,450
Less: Bank overdraft, recorded in Other liabilities	92	6	15
Net cash, cash equivalents and short-term securities	$11,433	$13,521	$12,435
5.E Mortgage Securitization
We securitize certain insured fixed rate commercial mortgages as described in Note 5 of our 2020 Annual Consolidated Financial Statements.

The carrying value and fair value of the securitized mortgages as at September 30, 2021 are $1,758 and $1,794, respectively ($1,781 and $1,873, respectively, as at December 31, 2020). The carrying value and fair value of the associated liabilities as at September 30, 2021 are $1,962 and $2,011, respectively ($1,912 and $2,032, respectively, as at December 31, 2020). The carrying value of asset-backed securities in the principal reinvestment account (“PRA”) as at September 30, 2021 and December 31, 2020 are $215 and $145, respectively. There are $42 and $nil of cash and cash equivalents in the PRA as at September 30, 2021 and December 31, 2020, respectively.

The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions for asset-backed securities described in Note 5 of our 2020 Annual Consolidated Financial Statements. The fair value of these liabilities is categorized in Level 2 of the fair value hierarchy as at September 30, 2021 and December 31, 2020.
5.F Fair Value Measurement
The fair value methodologies and assumptions for assets and liabilities carried at fair value, as well as disclosures on unobservable inputs, sensitivities and valuation processes for Level 3 assets can be found in Note 5 of our 2020 Annual Consolidated Financial Statements.
5.F.i Fair Value Hierarchy
Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at	September 30, 2021				December 31, 2020
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$10,397	$1,128	$—	$11,525	$12,428	$1,099	$—	$13,527
Debt securities – fair value through profit or loss	1,467	72,631	163	74,261	1,537	76,072	225	77,834
Debt securities – available-for-sale	822	11,008	39	11,869	796	10,392	67	11,255
Equity securities – fair value through profit or loss	4,079	2,845	155	7,079	3,777	2,411	181	6,369
Equity securities – available-for-sale	236	88	36	360	144	71	47	262
Derivative assets	20	1,230	—	1,250	36	2,124	—	2,160
Other invested assets	1,036	378	3,398	4,812	1,094	428	2,645	4,167
Investment properties	—	—	8,599	8,599	—	—	7,516	7,516
Total invested assets	$18,057	$89,308	$12,390	$119,755	$19,812	$92,597	$10,681	$123,090
Investments for account of segregated fund holders	27,627	105,133	545	133,305	26,832	98,539	550	125,921
Total assets measured at fair value	$45,684	$194,441	$12,935	$253,060	$46,644	$191,136	$11,231	$249,011
Liabilities
Investment contract liabilities	$—	$—	$9	$9	$—	$—	$2	$2
Derivative liabilities	17	1,804	—	1,821	13	1,731	—	1,744
Total liabilities measured at fair value	$17	$1,804	$9	$1,830	$13	$1,731	$2	$1,746

48 Sun Life Financial Inc. Third Quarter 2021 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Debt securities – fair value through profit or loss consist of the following:

As at	September 30, 2021				December 31, 2020
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$—	$4,750	$14	$4,764	$—	$4,546	$14	$4,560
Canadian provincial and municipal government	—	15,156	—	15,156	—	16,909	—	16,909
U.S. government and agency	1,467	138	—	1,605	1,537	141	—	1,678
Other foreign government	—	4,741	7	4,748	—	5,274	7	5,281
Corporate	—	41,207	139	41,346	—	42,507	157	42,664
Asset-backed securities:
Commercial mortgage-backed securities	—	2,159	3	2,162	—	2,199	6	2,205
Residential mortgage-backed securities	—	2,572	—	2,572	—	2,459	—	2,459
Collateralized debt obligations	—	332	—	332	—	389	—	389
Other	—	1,576	—	1,576	—	1,648	41	1,689
Total debt securities – fair value through profit or loss	$1,467	$72,631	$163	$74,261	$1,537	$76,072	$225	$77,834

Debt securities – available-for-sale consist of the following:

As at	September 30, 2021				December 31, 2020
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$—	$2,176	$—	$2,176	$—	$1,929	$—	$1,929
Canadian provincial and municipal government	—	1,193	—	1,193	—	1,333	—	1,333
U.S. government and agency	822	2	—	824	796	1	—	797
Other foreign government	—	750	1	751	—	822	1	823
Corporate	—	4,773	36	4,809	—	4,258	52	4,310
Asset-backed securities:
Commercial mortgage-backed securities	—	747	2	749	—	750	2	752
Residential mortgage-backed securities	—	526	—	526	—	292	—	292
Collateralized debt obligations	—	505	—	505	—	531	—	531
Other	—	336	—	336	—	476	12	488
Total debt securities – available-for-sale	$822	$11,008	$39	$11,869	$796	$10,392	$67	$11,255

There were no significant transfers between Level 1 and Level 2 for the three and nine months ended September 30, 2021 and September 30, 2020.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. Third Quarter 2021 49

The following table provides a reconciliation of the beginning and ending balances for assets and liabilities that are categorized in Level 3:

For the three months ended	Debt securities – fair value through profit or loss	Debt securities – available-for-sale	Equity securities – fair value through profit or loss	Equity securities – available-for-sale	Other invested assets	Investment properties	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value
September 30, 2021
Beginning balance	$176	$53	$148	$48	$3,055	$8,164	$11,644	$546	$12,190
Included in net income(1)(2)(3)	(2)	—	6	—	140	348	492	7	499
Included in OCI(2)	—	(1)	—	—	5	—	4	—	4
Purchases	—	—	—	—	245	102	347	1	348
Sales / Payments	(9)	(13)	—	(13)	(66)	(49)	(150)	(5)	(155)
Settlements	(1)	—	—	—	—	—	(1)	(1)	(2)
Transfers into Level 3(4)	—	—	—	—	—	—	—	—	—
Transfers (out) of Level 3(4)	—	—	—	—	—	—	—	—	—
Foreign currency translation(5)	(1)	—	1	1	19	34	54	(3)	51
Ending balance	$163	$39	$155	$36	$3,398	$8,599	$12,390	$545	$12,935
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$—	$—	$6	$—	$141	$358	$505	$9	$514
September 30, 2020(6)
Beginning balance	$211	$54	$188	$69	$2,565	$7,404	$10,491	$524	$11,015
Included in net income(1)(2)(3)	4	—	(6)	—	43	3	44	9	53
Included in OCI(2)	—	—	—	—	(6)	—	(6)	—	(6)
Purchases	14	—	4	—	104	53	175	11	186
Sales / Payments	—	—	(2)	(33)	(49)	(31)	(115)	(1)	(116)
Settlements	(1)	—	—	—	—	—	(1)	(1)	(2)
Transfers into Level 3(4)	3	2	—	—	—	—	5	—	5
Transfers (out) of Level 3(4)	(21)	—	—	—	—	—	(21)	—	(21)
Foreign currency translation(5)	—	—	(2)	—	(17)	(23)	(42)	9	(33)
Ending balance	$210	$56	$182	$36	$2,640	$7,406	$10,530	$551	$11,081
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$(1)	$—	$(6)	$—	$42	$24	$59	$12	$71
50 Sun Life Financial Inc. Third Quarter 2021 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended	Debt securities – fair value through profit or loss	Debt securities – available-for-sale	Equity securities – fair value through profit or loss	Equity securities – available-for-sale	Other invested assets	Investment properties	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value
September 30, 2021
Beginning balance	$225	$67	$181	$47	$2,645	$7,516	$10,681	$550	$11,231
Included in net income(1)(2)(3)	(6)	—	(1)	—	319	697	1,009	13	1,022
Included in OCI(2)	—	(1)	—	—	13	—	12	—	12
Purchases	29	—	5	15	638	508	1,195	4	1,199
Sales / Payments	(9)	(13)	(24)	(26)	(215)	(121)	(408)	(5)	(413)
Settlements	(14)	(2)	(5)	—	—	—	(21)	(1)	(22)
Transfers (out) of Level 3(4)	(57)	(10)	—	—	—	—	(67)	—	(67)
Foreign currency translation(5)	(5)	(2)	(1)	—	(2)	(1)	(11)	(16)	(27)
Ending balance	$163	$39	$155	$36	$3,398	$8,599	$12,390	$545	$12,935
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$(4)	$—	$(1)	$—	$317	$713	$1,025	$17	$1,042
September 30, 2020(6)
Beginning balance	$248	$50	$188	$35	$2,445	$7,306	$10,272	$549	$10,821
Included in net income(1)(2)(3)	10	—	(1)	—	(82)	(99)	(172)	(23)	(195)
Included in OCI(2)	—	3	—	—	(8)	—	(5)	—	(5)
Purchases	35	—	10	33	418	288	784	28	812
Sales / Payments	(10)	—	(2)	(33)	(147)	(127)	(319)	(12)	(331)
Settlements	(3)	—	(15)	—	—	—	(18)	(1)	(19)
Transfers into Level 3(4)	3	2	—	—	—	—	5	—	5
Transfers (out) of Level 3(4)	(80)	(1)	—	—	—	—	(81)	—	(81)
Foreign currency translation(5)	7	2	2	1	14	38	64	10	74
Ending balance	$210	$56	$182	$36	$2,640	$7,406	$10,530	$551	$11,081
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$3	$—	$(1)	$—	$(82)	$(73)	$(153)	$(22)	$(175)

(1)    Included in Net investment income (loss) for Total invested assets measured at fair value in our Interim Consolidated Statements of Operations.
(2)    Total gains and losses in net income (loss) and other comprehensive income (“OCI”) are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.
(3)    Investment properties included in net income are comprised of fair value changes on investment properties of $367 million and $732 million for the three and nine months ended September 30, 2021, respectively ($14 and $(47) for the three and nine months ended September 30, 2020, respectively), net of amortization of leasing commissions and tenant inducements of $19 and $35 for the three and nine months ended September 30, 2021, respectively ($11 and $52 for the three and nine months ended September 30, 2020, respectively). For the key unobservable inputs used in the valuation of investment properties, please refer to Note 5.A.iii Fair Value Hierarchy in our 2020 Annual Consolidated Financial Statements.
(4)    Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.
(5)    Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets and liabilities of foreign subsidiaries from their functional currencies to Canadian dollars.
(6)    Other financial liabilities are carried at amortized cost. Effective December 31, 2020, we have updated our disclosures to reflect this classification and have excluded these items from Note 5.A.iii Fair Value Hierarchy in our 2020 Annual Consolidated Financial Statements.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. Third Quarter 2021 51

6. Insurance Contract Liabilities and Investment Contract Liabilities
6.A Insurance Contract Liabilities
6.A.i Changes in Insurance Contract Liabilities and Reinsurance Assets
Changes in Insurance contract liabilities and Reinsurance assets are as follows:

				For the three months ended
	September 30, 2021			September 30, 2020
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$134,060	$2,998	$131,062	$134,279	$3,593	$130,686
Change in balances on in-force policies	(1,078)	74	(1,152)	813	(64)	877
Balances arising from new policies	1,387	6	1,381	1,859	12	1,847
Method and assumption changes	102	(138)	240	(80)	(206)	126
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	411	(58)	469	2,592	(258)	2,850
Foreign exchange rate movements	1,065	65	1,000	(824)	(65)	(759)
Balances before Other policy liabilities and assets	135,536	3,005	132,531	136,047	3,270	132,777
Other policy liabilities and assets	8,326	802	7,524	8,123	729	7,394
Total Insurance contract liabilities and Reinsurance assets, end of period	$143,862	$3,807	$140,055	$144,170	$3,999	$140,171

				For the nine months ended
	September 30, 2021			September 30, 2020
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$137,733	$3,126	$134,607	$123,894	$3,395	$120,499
Change in balances on in-force policies	(4,782)	(10)	(4,772)	7,678	(61)	7,739
Balances arising from new policies	2,781	46	2,735	3,353	62	3,291
Method and assumption changes	134	(140)	274	(67)	(205)	138
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	(1,867)	(104)	(1,763)	10,964	(204)	11,168
Foreign exchange rate movements	(330)	(17)	(313)	1,189	79	1,110
Balances before Other policy liabilities and assets	135,536	3,005	132,531	136,047	3,270	132,777
Other policy liabilities and assets	8,326	802	7,524	8,123	729	7,394
Total Insurance contract liabilities and Reinsurance assets, end of period	$143,862	$3,807	$140,055	$144,170	$3,999	$140,171

52 Sun Life Financial Inc. Third Quarter 2021 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6.A.ii Impact of Method and Assumption Changes
Impacts of method and assumption changes on Insurance contract liabilities, net of Reinsurance assets, are as follows:

	For the three months ended	For the nine months ended
	September 30, 2021	September 30, 2021	Description
Mortality / Morbidity	$(89)	$(89)	Updates to reflect mortality/morbidity experience in all jurisdictions.
Policyholder behaviour	219	219	Updates to policyholder behaviour in all jurisdictions. The largest item was in U.S. In-force Management.
Expense	(201)	(203)	Updates to reflect expense experience and margins in all jurisdictions. The largest item was a reduction in expense margins.
Investment returns	421	418
Updates to various investment-related assumptions across the Company. The largest items were the updates to promulgated Ultimate Reinvestment Rate, promulgated maximum net credit spreads, and a reduction to the best estimate real estate assumption in all jurisdictions.

Model enhancements and other	(110)	(71)	Various enhancements and methodology changes across all jurisdictions.
Total impact	$240	$274

	For the three months ended	For the nine months ended
	September 30, 2020	September 30, 2020	Description
Mortality / Morbidity	$108	$108	Updates to reflect mortality/morbidity experience in all jurisdictions. The largest items were unfavourable mortality impacts in individual life and health in Canada and In-force Management in the U.S., partially offset by favourable group disability government pension plan offsets in Canada.
Policyholder behaviour	207	207	Updates to policyholder behaviour in all jurisdictions. The largest item was in In-force Management in the U.S.
Expense	(15)	(16)	Updates to reflect expense experience in all jurisdictions.
Investment returns	(82)	(13)	Updates to various investment-related assumptions across the Company.
Model enhancements and other	(92)	(148)	Various enhancements and methodology changes across all jurisdictions.
Total impact	$126	$138
6.B Investment Contract Liabilities
6.B.i Changes in Investment Contract Liabilities
Changes in investment contract liabilities without discretionary participation features (“DPF”) are as follows:

			For the three months ended
	September 30, 2021		September 30, 2020
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balances, beginning of period	$9	$2,598	$2	$2,663
Deposits	—	62	—	175
Interest	—	14	—	13
Withdrawals	—	(157)	—	(134)
Fees	—	(1)	—	(1)
Other	—	2	—	4
Foreign exchange rate movements	—	1	—	1
Balances, end of period	$9	$2,519	$2	$2,721
CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. Third Quarter 2021 53

			For the nine months ended
	September 30, 2021		September 30, 2020
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balances, beginning of period	$2	$2,690	$2	$2,612
Deposits	—	230	—	389
Interest	—	44	—	44
Withdrawals	—	(449)	—	(332)
Fees	—	(5)	—	(5)
Change in fair value	7	—	—	—
Other	—	8	—	12
Foreign exchange rate movements	—	1	—	1
Balances, end of period	$9	$2,519	$2	$2,721

Changes in investment contract liabilities with DPF are as follows:

	For the three months ended		For the nine months ended
	September 30 2021	September 30 2020	September 30 2021	September 30 2020
Balances, beginning of period	$900	$533	$497	$502
Change in liabilities on in-force policies	(28)	3	(79)	13
Increase (decrease) in liabilities	(28)	3	(79)	13
Acquisitions (Note 3)	—	—	471	—
Foreign exchange rate movements	13	(8)	(4)	13
Balances, end of period	$885	$528	$885	$528
6.C Gross Claims and Benefits Paid
Gross claims and benefits paid consist of the following:

	For the three months ended		For the nine months ended
	September 30 2021	September 30 2020	September 30 2021	September 30 2020
Maturities and surrenders	$837	$659	$2,377	$2,132
Annuity payments	515	500	1,500	1,482
Death and disability benefits	1,127	1,147	3,586	3,418
Health benefits	1,793	1,679	5,344	5,110
Policyholder dividends and interest on claims and deposits	373	353	1,106	1,392
Total gross claims and benefits paid	$4,645	$4,338	$13,913	$13,534

7. Reinsurance (Expenses) Recoveries

Reinsurance (expenses) recoveries consist of the following:

	For the three months ended		For the nine months ended
	September 30 2021	September 30 2020	September 30 2021	September 30 2020
Recovered claims and benefits	$522	$538	$1,662	$1,584
Commissions	19	17	47	51
Reserve adjustments	20	3	36	23
Operating expenses and other	20	19	60	59
Total reinsurance (expenses) recoveries	$581	$577	$1,805	$1,717

54 Sun Life Financial Inc. Third Quarter 2021 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. Other Liabilities

Included in Other liabilities are the liabilities associated with the special purpose vehicles that invest in Collateralized Loan Obligations (“CLO”), as described in Note 5. As at September 30, 2021, we have recognized $797 ($nil as at December 31, 2020) in Other Liabilities in our Consolidated Statement of Financial Position.

9. Fee Income

Fee income consists of the following:

	For the three months ended		For the nine months ended
	September 30 2021	September 30 2020	September 30 2021	September 30 2020
Fee income from insurance contracts	$296	$253	$854	$755
Fee income from service contracts:
Distribution fees	249	218	709	634
Fund management and other asset-based fees	1,288	1,077	3,669	3,030
Administrative service and other fees	213	199	640	563
Total fee income	$2,046	$1,747	$5,872	$4,982

Distribution fees and Fund management and other asset-based fees are primarily earned in the Asset Management segment. Administrative service and other fees are primarily earned in the Canada segment. The fee income by business segment is presented in Note 4.

10. Income Taxes

Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

	For the three months ended				For the nine months ended
	September 30 2021		September 30 2020		September 30 2021		September 30 2020
		%		%		%		%
Total net income (loss)	$1,096		$887		$3,149		$1,925
Add: Income tax expense (benefit)	168		102		673		442
Total net income (loss) before income taxes	$1,264		$989		$3,822		$2,367
Taxes at the combined Canadian federal and provincial statutory income tax rate	$332	26.3	$262	26.5	$1,003	26.3	$627	26.5
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(86)	(6.8)	(84)	(8.5)	(208)	(5.4)	(163)	(6.9)
Tax exempt investment (income) loss	(72)	(5.7)	(76)	(7.7)	(141)	(3.7)	(90)	(3.8)
Adjustments in respect of prior periods, including resolution of tax disputes	(13)	(1.0)	(7)	(0.7)	(10)	(0.3)	46	2.0
Tax (benefit) cost of unrecognized tax losses and tax credits	—	—	2	0.2	4	0.1	10	0.4
Tax rate and other legislative changes	—	—	—	—	10	0.2	(5)	(0.2)
Other	7	0.5	5	0.5	15	0.4	17	0.7
Total income tax expense (benefit) and effective income tax rate	$168	13.3	$102	10.3	$673	17.6	$442	18.7

Due to an enacted corporate tax rate change in the province of Alberta, our statutory tax rate decreased from 26.5% to 26.25% (rounded to 26.3% in the table above) on January 1, 2021.

Statutory income tax rates in other jurisdictions in which we conduct business range from 0% to 25%, which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. Generally, higher earnings in jurisdictions with higher statutory tax rates result in an increase of our tax expense, while earnings arising in tax jurisdictions with statutory rates lower than 26.25% reduce our tax expense. These differences are reported in Higher (lower) effective rates on income subject to taxation in foreign jurisdictions. The benefit reported for the three months and nine months ended September 30, 2021 included higher income in jurisdictions with low statutory income tax rates compared to the three months and nine months ended September 30, 2020.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. Third Quarter 2021 55

Tax-exempt investment (income) loss includes tax rate differences related to various types of investment income or losses that are taxed at rates lower than our statutory income tax rate. Examples include, but are not limited to, dividend income, capital gains arising in Canada and changes in market values including those resulting from fluctuations in foreign exchange rates.

Adjustments in respect of prior periods, including the resolution of tax disputes, for the three months ended September 30, 2021 related mainly to the finalization of the prior year's Canadian and U.S. tax filings, and for the three months ended September 30, 2020, related mainly to the finalization of prior year's U.S. tax filings. The nine months ended September 30, 2021 included prior year adjustments in Canada, and the nine months ended September 30, 2020 reflected mainly the finalization of prior year's Canadian and U.S. tax filings.

Tax (benefit) cost of unrecognized tax losses and tax credits for the three months and nine months ended September 30, 2021 primarily reflected unrecognized losses in Asia and capital losses in Canada. The three months and nine months ended September 30, 2020 reflected unrecognized losses in Asia.

Tax rate and other legislative changes for the nine months ended September 30, 2021 included a remeasurement of our deferred tax balances in the UK due to an enacted corporate tax rate increase from 19% to 25%, which takes effect April 1, 2023. Tax rate and other legislative changes for the nine months ended September 30, 2020 included a remeasurement of our deferred tax balances in the UK due to the reversal of an enacted future corporate tax rate reduction.

Other for the three and nine months ended September 30, 2021 and September 30, 2020 primarily reflected withholding taxes on distributions from our foreign subsidiaries and the benefit relating to investments in joint ventures in Asia.

11. Capital Management
11.A Capital
Our capital base is structured to exceed minimum regulatory and internal capital targets and to maintain strong credit and financial strength ratings, while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under the principles that consider all the risks associated with the business, as well as at the business group level under the principles appropriate to the jurisdiction in which each business operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles. Further details on our capital, and how it is managed, are included in Note 21 of our 2020 Annual Consolidated Financial Statements.

SLF Inc. is a non-operating insurance company and is subject to the Life Insurance Capital Adequacy Test (“LICAT”) guideline. As at September 30, 2021, SLF Inc.’s LICAT ratio exceeded the regulatory minimum target as set out by the Office of the Superintendent of Financial Institutions (“OSFI”). Sun Life Assurance, SLF Inc.’s principal operating life insurance subsidiary in Canada, is also subject to the LICAT guideline. As at September 30, 2021, Sun Life Assurance’s LICAT ratio exceeded OSFI’s minimum regulatory target; as well as OSFI’s supervisory target applicable to operating life insurance companies.

In the U.S., Sun Life Assurance operates through a branch which is subject to U.S. regulatory supervision and it exceeded the levels under which regulatory action would be required as at September 30, 2021. In addition, other subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdiction in which they operate maintained capital levels above minimum local requirements as at September 30, 2021.

Our capital base consists mainly of common shareholders’ equity, preferred shareholders’ equity, participating policyholders’ equity, non-controlling interest’s equity and certain other capital securities that qualify as regulatory capital.
11.B Significant Capital Transactions
11.B.i Common Shares
Changes in common shares issued and outstanding were as follows:

	For the nine months ended
	September 30, 2021		September 30, 2020
Common shares (in millions of shares)	Number of shares	Amount	Number of shares	Amount
Balance, beginning of period	585.1	$8,262	587.8	$8,289
Stock options exercised	0.7	32	0.5	16
Common shares purchased for cancellation	—	—	(3.5)	(50)
Balance, end of period	585.8	$8,294	584.8	$8,255

On August 14, 2019, SLF Inc. launched a normal course issuer bid to purchase and cancel up to 15 million common shares of SLF Inc.("common shares") between August 14, 2019 and August 13, 2020 (the "2019 NCIB") and implemented an automatic repurchase plan with its designated broker in order to facilitate purchases of common shares under such bid.

On March 13, 2020, OSFI set the expectation for all federally regulated financial institutions that dividend increases and share buybacks should be halted until further notice.
56 Sun Life Financial Inc. Third Quarter 2021 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

On August 13, 2020, the 2019 NCIB expired and was not renewed. Under this program, SLF Inc. purchased and cancelled approximately 3.5 million common shares at an average price per share of $56.86 for a total amount of $200. The total amount paid to purchase the shares is allocated to Common shares based on the average cost per common share and amounts paid above the average cost are allocated to Retained earnings.
11.B.ii Preferred Shares and Other Equity Instruments
On June 30, 2021, SLF Inc. issued $1,000 principal amount of 3.60% Limited Recourse Capital Notes Series 2021-1 Subordinated Debentures ("Series 2021-1 Notes"), maturing on June 30, 2081. The Series 2021-1 Notes bear interest at a fixed rate of 3.60% payable semi-annually, until June 30, 2026. On June 30, 2026 and every five years thereafter until June 30, 2076, the interest rate on the Series 2021-1 Notes will be reset at an interest rate equal to the five-year Government of Canada yield as defined in the prospectus, plus 2.604%. The net proceeds will be used for general corporate purposes, which may include investments in subsidiaries, repayment of indebtedness and other strategic investments.

In connection with the issuance of the Series 2021-1 Notes, SLF Inc. issued 1 million Class A Non-Cumulative Rate Reset Preferred Shares Series 14 (the "Series 14 Shares") to be held by Computershare Trust Company of Canada as trustee of a newly formed trust (the "Limited Recourse Trust"). The Series 14 Shares are eliminated on SLF Inc.'s Consolidated Statements of Financial Position while being held within the Limited Recourse Trust. In case of non-payment of interest on or principal of the Series 2021-1 Notes when due, the recourse of each noteholder will be limited to that holder's proportionate share of the Limited Recourse Trust's assets, which will consist of Series 14 Shares except in limited circumstances. Holders of Series 14 Shares are entitled to receive non-cumulative preferential cash dividends on a semi-annual basis, as and when declared by the Board of Directors.

On September 29, 2021, SLF Inc. redeemed all of the $400 Class A Non-Cumulative Preferred Shares Series 1 issued on February 25, 2005 and all of the $325 Class A Non-Cumulative Preferred Shares Series 2 issued on July 15, 2005, in accordance with the terms attached to the two series of preferred shares. The redemptions were funded from existing cash and other liquid assets in SLF Inc.

On September 30, 2021, 0.5 million of the 6.9 million Class A Non-cumulative Rate Reset Preferred Shares Series 10R (the "Series 10R Shares") were converted into Class A Non-cumulative Floating Rate Preferred Shares 11QR (the "Series 11QR Shares") on a one-for-one basis and 0.4 million of the 1.1 million Series 11QR were converted into Series 10R on a one-for-one basis. As a result, as of September 30, 2021, SLF Inc. has approximately 6.8 million Series 10R Shares and 1.2 million Series 11QR Shares issued and outstanding.
11.B.iii Other Capital Transactions
On August 23, 2021, SLF Inc. redeemed all of its outstanding $300 principal amount, including all accrued and outstanding interest, of Series E Senior Unsecured 4.57% Debentures.

12. Segregated Funds
12.A Investments for Account of Segregated Fund Holders
The carrying value of investments held for segregated fund holders are as follows:

As at	September 30, 2021	December 31, 2020
Segregated and mutual fund units	$119,633	$111,789
Equity securities	9,492	9,733
Debt securities	3,435	3,874
Cash, cash equivalents and short-term securities	787	693
Investment properties	396	387
Mortgages	19	19
Other assets	214	140
Total assets	$133,976	$126,635
Less: Liabilities arising from investing activities	671	714
Total investments for account of segregated fund holders	$133,305	$125,921

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. Third Quarter 2021 57

12.B Changes in Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders
Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:(1)

	For the three months ended		For the nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Balances, beginning of period	$133,249	$112,944	$125,921	$116,973
Additions to segregated funds:
Deposits	2,964	2,623	9,825	8,392
Net transfer (to) from general funds	(154)	(221)	(218)	(1,529)
Net realized and unrealized gains (losses)	(20)	3,337	8,070	100
Other investment income	686	648	1,262	1,277
Total additions	$3,476	$6,387	$18,939	$8,240
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	2,976	2,430	9,827	7,713
Management fees	330	284	945	831
Taxes and other expenses	104	100	320	277
Foreign exchange rate movements	10	(136)	463	(261)
Total deductions	$3,420	$2,678	$11,555	$8,560
Net additions (deductions)	56	3,709	7,384	(320)
Balances, end of period	$133,305	$116,653	$133,305	$116,653

(1) Effective December 31, 2020, we combined our Insurance contracts for account of segregated fund holders and Investment contracts for account of segregated fund holders. We have updated the prior period to reflect this change in presentation.

13. Commitments, Guarantees and Contingencies
Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures
SLF Inc. has provided a guarantee on the $150 of 6.30% subordinated debentures due 2028 issued by Sun Life Assurance. Claims under this guarantee will rank equally with all other subordinated indebtedness of SLF Inc. SLF Inc. has also provided a subordinated guarantee of the preferred shares issued by Sun Life Assurance from time to time, other than such preferred shares which are held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (consolidated):

For the three months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
September 30, 2021
Revenue	$77	$6,365	$2,365	$(297)	$8,510
Shareholders’ net income (loss)	$1,042	$698	$300	$(998)	$1,042
September 30, 2020
Revenue	$64	$8,160	$2,207	$(399)	$10,032
Shareholders’ net income (loss)	$772	$508	$227	$(735)	$772

For the nine months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
September 30, 2021
Revenue	$231	$16,543	$6,431	$(512)	$22,693
Shareholders’ net income (loss)	$2,925	$1,932	$882	$(2,814)	$2,925
September 30, 2020
Revenue	$177	$26,105	$7,053	$(1,647)	$31,688
Shareholders’ net income (loss)	$1,730	$858	$794	$(1,652)	$1,730
58 Sun Life Financial Inc. Third Quarter 2021 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
September 30, 2021
Invested assets	$28,629	$170,164	$11,815	$(33,919)	$176,689
Total other general fund assets	$7,051	$25,098	$21,802	$(32,692)	$21,259
Investments for account of segregated fund holders	$—	$133,239	$66	$—	$133,305
Insurance contract liabilities	$—	$144,051	$10,213	$(10,402)	$143,862
Investment contract liabilities	$—	$3,413	$—	$—	$3,413
Total other general fund liabilities	$8,624	$24,742	$15,437	$(25,725)	$23,078
December 31, 2020
Invested assets	$26,019	$172,439	$9,974	$(30,520)	$177,912
Total other general fund assets	$7,800	$24,327	$20,691	$(33,640)	$19,178
Investments for account of segregated fund holders	$—	$125,859	$62	$—	$125,921
Insurance contract liabilities	$—	$145,949	$10,637	$(10,813)	$145,773
Investment contract liabilities	$—	$3,189	$—	$—	$3,189
Total other general fund liabilities	$9,350	$25,920	$13,741	$(26,745)	$22,266

14. Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings per share computations are as follows:

	For the three months ended		For the nine months ended
	September 30 2021	September 30 2020	September 30 2021	September 30 2020
Common shareholders’ net income (loss) for basic earnings per share	$1,019	$750	$2,856	$1,660
Add: Increase in income due to convertible instruments(1)	3	3	8	8
Common shareholders’ net income (loss) on a diluted basis	$1,022	$753	$2,864	$1,668
Weighted average number of common shares outstanding for basic earnings per share (in millions)	586	585	585	585
Add: Dilutive impact of stock options(2) (in millions)	—	—	1	—
Dilutive impact of convertible instruments(2) (in millions)	3	4	4	4
Weighted average number of common shares outstanding on a diluted basis (in millions)	589	589	590	589
Basic earnings (loss) per share	$1.74	$1.28	$4.88	$2.84
Diluted earnings (loss) per share	$1.74	$1.28	$4.85	$2.83
(1)    The convertible instruments are the Sun Life ExchangEable Capital Securities (“SLEECS”) – Series B issued by Sun Life Capital Trust.
(2)    Excludes the impact of 1 million stock options for both the three and nine months ended September 30, 2021, respectively, because these stock options were anti-dilutive for the periods (1 million for both the three and nine months ended September 30, 2020).

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. Third Quarter 2021 59

15. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss), net of taxes, are as follows:

				For the three months ended
September 30, 2021				September 30, 2020
Balance, beginning of period		Other comprehensive income (loss)	Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses), net of hedging activities	$738	$257	$995	$1,921	$(204)	$1,717
Unrealized gains (losses) on available-for-sale assets	333	(76)	257	509	91	600
Unrealized gains (losses) on cash flow hedges	(8)	(1)	(9)	(21)	6	(15)
Share of other comprehensive income (loss) in joint ventures and associates	(97)	29	(68)	4	(3)	1
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(337)	36	(301)	(335)	31	(304)
Revaluation surplus on transfers to investment properties	145	—	145	145	—	145
Total	$774	$245	$1,019	$2,223	$(79)	$2,144
Total attributable to:
Participating policyholders	$—	$4	$4	$17	$(2)	$15
Non-controlling interests	—	(1)	(1)	—	—	—
Shareholders	774	242	1,016	2,206	(77)	2,129
Total	$774	$245	$1,019	$2,223	$(79)	$2,144

				For the nine months ended
September 30, 2021				September 30, 2020
Balance, beginning of period		Other comprehensive income (loss)	Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses), net of hedging activities	$1,155	$(160)	$995	$1,359	$358	$1,717
Unrealized gains (losses) on available-for-sale assets	632	(375)	257	313	287	600
Unrealized gains (losses) on cash flow hedges	(13)	4	(9)	(7)	(8)	(15)
Share of other comprehensive income (loss) in joint ventures and associates	(42)	(26)	(68)	(33)	34	1
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(283)	(18)	(301)	(305)	1	(304)
Revaluation surplus on transfers to investment properties	145	—	145	145	—	145
Total	$1,594	$(575)	$1,019	$1,472	$672	$2,144
Total attributable to:
Participating policyholders	$5	$(1)	$4	$11	$4	$15
Non-controlling interest	—	(1)	(1)	—	—	—
Shareholders	1,589	(573)	1,016	1,461	668	2,129
Total	$1,594	$(575)	$1,019	$1,472	$672	$2,144

60 Sun Life Financial Inc. Third Quarter 2021 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

16. Legal and Regulatory Proceedings

We are regularly involved in legal actions, both as a defendant and as a plaintiff. Legal actions naming us as a defendant ordinarily involve our activities as a provider of insurance protection and wealth management products, as an investor and investment advisor, and as an employer. In addition, government and regulatory bodies in Canada, the U.S., the UK, and Asia, including federal, provincial, and state securities and insurance regulators and government authorities, from time to time, make inquiries and require the production of information or conduct examinations or investigations concerning our compliance with insurance, securities, and other laws.

Provisions for legal proceedings related to insurance contracts, such as for disability and life insurance claims and the cost of litigation, are included in Insurance contract liabilities in our Consolidated Statements of Financial Position. Other provisions are established outside of the Insurance contract liabilities if, in the opinion of management, it is both probable that a payment will be required and a reliable estimate can be made of the amount of the obligation. Management reviews the status of all proceedings on an ongoing basis and exercises judgment in resolving them in such manner as management believes to be in our best interest.

Two class action lawsuits have been filed against Sun Life Assurance in connection with sales practices relating to, and the administration of, individual policies issued by the Metropolitan Life Insurance Company ("MLIC"). These policies were assumed by Clarica when Clarica acquired the bulk of MLIC’s Canadian operations in 1998 and subsequently assumed by Sun Life Assurance as a result of its amalgamation with Clarica. One of the lawsuits (Fehr et al v Sun Life Assurance Company of Canada) is issued in Ontario and the other (Alamwala v Sun Life Assurance Company of Canada) is in British Columbia. The Fehr action has been certified as a class action and notice has been made to class members. Sun Life Assurance has brought a motion scheduled for mid-February 2022 for summary judgment seeking to dismiss all of the claims. The other action (Alamwala v Sun Life Assurance Company of Canada) has remained largely dormant since it was commenced in 2011 and has not been certified. We will continue to vigorously defend against the claims in these actions. In connection with the acquisition of the Canadian operations of MLIC, MLIC agreed to indemnify Clarica for certain losses, including those incurred relating to the sales of its policies. Should either of the Fehr or the Alamwala lawsuits result in a loss, Sun Life Assurance will seek recourse against MLIC under that indemnity through arbitration.

Management does not believe that the probable conclusion of any current legal or regulatory matter, either individually or in the aggregate, will have a material adverse effect on the Consolidated Statements of Financial Position or the Consolidated Statements of Operations.

17. Subsequent Events

On October 3, 2021, we entered into an agreement to acquire DentaQuest Group, Inc. ("DentaQuest"), a U.S.-based dental benefits provider, for approximately $3,100 (US$2,475). Upon close of the transaction, DentaQuest will become part of the Sun Life U.S. business. The transaction is expected to close in the first half of 2022, subject to receipt of regulatory approvals and satisfaction of customary closing conditions.

On October 12, 2021, we announced that our India joint venture, Aditya Birla Sun Life AMC Limited (“ABSLAMC”) completed an Initial Public Offering (“IPO”). As a result of the IPO, our holding was reduced by 12.5% and we generated proceeds of approximately $430 million, which included a realized gain of approximately $360 million (post-tax $300 million). After the IPO, we retained indirect ownership of the listed entity of 36.5%.
CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. Third Quarter 2021 61

Corporate and Shareholder Information

For information about Sun Life, corporate	United States			Direct deposit of dividends
news and financial results, please visit	American Stock Transfer & Trust			Common shareholders residing in Canada
sunlife.com.	Company, LLC			or the U.S. may have their dividend
	6201 15th Ave.			payments deposited directly into their
Corporate office	Brooklyn, NY 11219			bank account.
Sun Life Financial Inc.	Tel: 1-877-224-1760
1 York Street	Email: sunlifeinquiries@astfinancial.com			The Request for Electronic Payment of
Toronto, Ontario				Dividends Form is available for
Canada M5J 0B6	United Kingdom			downloading from the AST Trust
Tel: 416-979-9966	Link Group			Company (Canada) website,
Website: www.sunlife.com	10th Floor, Central Square			www.astfinancial.com/ca-en, or you can
	29 Wellington Street			contact AST Trust Company (Canada) to
Investor Relations	Leeds LS1 4DL			have a form sent to you.
For financial analysts, portfolio managers	Tel: +44 (0) 345-602-1587
and institutional investors requiring	Email:			Canadian dividend reinvestment
information, please contact:	shareholderenquiries@linkgroup.co.uk			and share purchase plan
Investor Relations				Canadian-resident common shareholders
Fax: 416-979-4080	Philippines			can enroll in the Dividend Reinvestment
Email: investor.relations@sunlife.com	Rizal Commercial Banking Corporation			and Share Purchase Plan. For details visit
Please note that financial information can	(RCBC)			our website at sunlife.com or contact the
also be obtained from www.sunlife.com.	RCBC Stock Transfer Processing Section			Plan Agent, AST Trust Company (Canada)
	Ground Floor, West Wing,			at sunlifeinquiries@astfinancial.com
Transfer agent	GPL (Grepalife) Building,
For information about your shareholdings,	221 Senator Gil Puyat Avenue			Stock exchange listings
dividends, change in share registration or	Makati City, 1200,			Sun Life Financial Inc. common shares are
address, estate transfers, lost certificates,	Philippines			listed on the Toronto (TSX), New York
or to advise of duplicate mailings, please	From Metro Manila: 632-5318-8567			(NYSE) and Philippine (PSE) stock
contact the Transfer Agent in the country	From the Provinces: 1-800-1-888-2422			exchanges. Ticker Symbol: SLF
where you reside. If you do not live in any	Email: rcbcstocktransfer@rcbc.com
of the countries listed, please contact the				Sun Life Financial Inc. Class A Preferred
Canadian Transfer Agent.	Hong Kong, SAR			Shares are listed on the Toronto Stock
	Computershare Hong Kong Investor			Exchange (TSX).
Canada	Services Limited
TSX Trust Company	17M Floor, Hopewell Centre		Ticker Symbols:	Series 1 – SLF.PR.A
P.O. Box 700	183 Queen’s Road East			Series 2 – SLF.PR.B
Station B	Wanchai, Hong Kong			Series 3 – SLF.PR.C
Montreal, Quebec	Tel: 852-2862-8555			Series 4 – SLF.PR.D
Canada H3B 3K3	Email: hkinfo@computershare.com.hk			Series 5 – SLF.PR.E
Within North America:				Series 8R – SLF.PR.G
Tel: 1-877-224-1760	Shareholder services			Series 9QR – SLF.PR.J
Outside of North America:	For shareholder account inquiries, please			Series 10R – SLF.PR.H
Tel: 416-682-3865	contact the Transfer Agent in the country			Series 11QR – SLF.PR.K
Fax: 1-888-249-6189	where you reside, or Shareholder Services:			Series 12R – SLF.PR.I
Email: sunlifeinquiries@astfinancial.com	Fax: 416-598-3121
Website: www.astfinancial.com/ca-en	English Email:
Shareholders can view their account	shareholderservices@sunlife.com
details using TSX Trust Company's	French Email:
Internet service, Investor Central.	servicesauxactionnaires@sunlife.com
Register at https://www.astfinancial.com/
ca-en/login	2021 dividend dates
Common Shares

	Record dates	Payment dates
	March 1, 2021	March 31, 2021
	May 26, 2021	June 30, 2021
	August 25, 2021	September 29, 2021
	November 24, 2021	December 31, 2021

62 Sun Life Financial Inc. Third Quarter 2021 CORPORATE AND SHAREHOLDER INFORMATION

Life's brighter under the sun

2021

SUN LIFE FINANCIAL INC.

1 York Street
Toronto, Ontario
Canada M5J 0B6

**sunlife.com**